RECEIVED
2007 JUL 25 P 2: -1

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

[redacted]

07025520

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

**Rule 12g3-2(b) File No.
82-34748**

Date 23 July 2007

**Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748**

SUPPL

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Dr. Heiner Bendfeld

Kay Amelungs

PROCESSED
JUL 27 2007
THOMSON
FINANCIAL

Enclosures

(1) 17 July 2007

Press release: "Hypo Real Estate Bank International AG: Successful completion of its first deal in Dubai, a $ 82.5million Sharia compliant forward purchase financing for Pramerica for the purchase of the mixed use "European Business Center"

dlw 7/26

(2) 18 July 2007	Press release: Hypo Real Estate Capital Corporation closes $120.9 million loan to refinance a Plainfield, Indiana retail center
(3) 23 July 2007	Press release: Hypo Real Estate Group has exceeded its earnings target in H1 2007
(4) 23 July 2007	Hypo Real Estate Group intends to acquire DEPFA

Press release

Hypo Real Estate Bank International AG: Successful completion of its first deal in Dubai, a $ 82.5million Sharia compliant forward purchase financing for Pramerica for the purchase of the mixed use "European Business Center"

Munich/Stuttgart/London, 17 July 2007: Hypo Real Estate Bank International AG, a member of Hypo Real Estate Group, announces today that it has provided its first financing facility in Dubai, a $ 82.5 million Sharia compliant facility for Pramerica Real Estate Investors, Kleindienst & Partner and Al Amiri Group, for the purchase of the European Business Center. The transaction completed on 9 July 2007.

The European Business Centre is located in the Dubai Investment Park, a development targeted at European businesses looking to set up an office in Dubai and is ready for immediate occupation by tenants. The centre is a multi let 4-storey building currently under construction with completion estimated at the end of 2007. After completion the building will comprise a total of approximately 25,000 sqm rentable area including approximately 18,000 sqm office space and 7,000 sqm of retail/service space with over 500 underground parking spaces.

Commenting, Harin Thaker, Member of the Board of Hypo Real Estate Bank International and responsible for Europe, the Middle East and India, said: "Pramerica is a key client for us on a Global basis and we are delighted to be able to use our expertise to provide a Sharia compliant facility for them and the developer in a new market for us. This transaction continues our geographical expansion and once again we provided the facility efficiently and quickly".

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Notes to editors:

Hypo Real Estate Group

Hypo Real Estate Group is one of Europe's largest providers of commercial real estate financing. The Group will develop additional growth and establish the conditions necessary for a further increase in profitability by consistently developing the business model towards that of a more broadly based Asset Finance House. Hypo Real Estate Group has around 1230 employees (as of December 31, 2006) and consists of the non-operational, listed holding company **Hypo Real Estate Holding AG** (Munich) and three operational business entities. **Hypo Real Estate Bank International AG** (Stuttgart) and **Hypo Real Estate Bank AG** (Munich) conduct the real estate financing activities (segment Commercial Real Estate). **Hypo Public Finance Bank** (Dublin) combines public and infrastructure finance. The Group also conducts asset management and offers innovative products which enable credit risks and services from its range of skills to be managed for or offered to third parties (segment Asset Finance and Asset Management). The shares of Hypo Real Estate Holding AG are listed on the Deutsche Aktienindex (DAX 30).

Pramerica Real Estate Investors

Pramerica Real Estate Investors is the real estate investment management business of Prudential Financial, Inc. of the United States. **Pramerica Real Estate Investors**' specialized operating units offer a broad range of investment opportunities and investment management services in the United States, Europe, Asia, and Latin America. The company's fund management operations are located in Parsippany, New Jersey; Atlanta, Georgia; Munich, Germany; London, England; and Singapore; supported by a network of local offices throughout the world. As of March 31, 2007, **Pramerica Real Estate Investors** managed $38.4 billion of gross assets on behalf of more than 400 clients and is ranked among the largest real estate investment managers.

Kleindienst & Partner / Al Amiri Group

Kleindienst & Partner started business in Dubai in 2003. The core business includes real estate development, consulting services and marketing for European as well as international companies starting in Dubai.

The **Al Amiri Group** founded in 1936 represents 18 international and locally based companies with core businesses in building & construction, real estate development, environment, servicing and retail.

Press release

Hypo Real Estate Capital Corporation closes $120.9 million loan to refinance a Plainfield, Indiana retail center

Munich/New York, 18 July, 2007 – Hypo Real Estate Capital Corporation (HRECC), a member of Hypo Real Estate Group, today announced that it closed a $120.9 million loan for the Metropolis lifestyle retail center in Plainfield, Indiana. The transaction closed on June 5, 2007.

The borrowers of this deal were Metropolis Perm I LLC and Metropolis II Construction LLC. The sponsor of this deal was Premier Properties USA, Inc. This is the first time Hypo Real Estate Capital Corporation has worked with Premier Properties.

Metropolis shopping center, located in the Plainfield section of Indianapolis, was built in 2005. The $120.9 million loan consists of a $95 million fixed rate senior loan that will be securitized and a $25.9 million floating rate loan that will be retained by HRECC. Proceeds from the senior loan will be used to refinance existing debt for the 505,185 square foot lifestyle retail center anchored by JC Penney, Dick's Sporting Goods and Barnes and Noble. The balance of the loan will be used to refinance existing debt and fund tenant improvements for an additional 92,457 square feet of retail and office space.

"Premier Properties is one of the leading developers of lifestyle retail centers in the country and, as always, we welcome the opportunity to work with companies of this caliber," said **Evan F. Denner, Deputy CEO of Hypo Real Estate Capital Corporation**. "Premier's confidence in HRECC's ability to serve their multiple needs further supports our full service product offering. We are pleased to have been involved in the Metropolis refinancing and hope to work with Premier and their team again in the future."

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

David Elton, Director at Hypo Real Estate Capital Corporation said, "The Metropolis shopping center has given many residents in, and around, Indianapolis easy access to high quality shops and entertainment that were not readily accessible before. We are pleased to have had the opportunity to begin what we believe will be a long and prosperous relationship with Premier Properties."

Notes to editors:

About the client

Premier Properties USA, Inc.
Premier Properties USA, Inc. has centers operating or under development in seven states – Indiana, Ohio, Pennsylvania, Virginia, Georgia, Nevada and Florida. Currently, operating properties total 2.5 million square feet of both retail and office space. At this level, Premier will have doubled its portfolio in just four years.

About Hypo Real Estate Capital Corporation
Hypo Real Estate Capital Corporation, a subsidiary of Hypo Real Estate Bank International, is one of the leading lenders in the United States commercial real estate marketplace. Hypo Real Estate Capital provides innovative financial solutions for a prestigious client base throughout the U.S. Over the last five years, the firm has closed more than $22 billion of loans. Headquartered in New York, Hypo Real Estate Capital is active in all markets across the U.S.

Hypo Real Estate Group
Hypo Real Estate Group is one of Europe's largest providers of commercial real estate financing. The Group will develop additional growth and establish the conditions necessary for a further increase in profitability by consistently developing the business model towards that of a more broadly based Asset Finance House. Hypo Real Estate Group has around 1,230 employees (as of December 31, 2006) and consists of the non-operational, listed holding company Hypo Real Estate Holding AG (Munich) and three operational business entities. Hypo Real Estate Bank International AG (Stuttgart) and Hypo Real Estate Bank AG (Munich) conduct the real estate financing activities (segment Commercial Real Estate). Hypo Public Finance Bank (Dublin) combines public and infrastructure finance. The Group also conducts asset management and offers innovative products which enable credit risks and services from its range of skills to be managed for or offered to third parties (segment Asset Finance and Asset Management). The shares of Hypo Real Estate Holding AG are listed on the Deutsche Aktienindex (DAX 30).

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Press contact:

Oliver Gruß
Phone: +49 (0) 89 203007 781
Fax: +49 (0) 89 203007 772
E-mail: oliver.gruss@hyporealestate.com

###

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Press release

Hypo Real Estate Group has exceeded its earnings target in H1 2007

- **Pre-tax profit: plus 25% to EUR 355 million**
- **Operating revenues: plus 14% to EUR 605 million**
- **New business of EUR 16.5 billion considerably ahead of budget**

Munich, 23 July 2007: Together with the announcement of Hypo Real Estate Group and DEPFA that they intend to pool their resources and create the leading provider of financial services for the public sector, in commercial real estate financing as well as for infrastructure financing, the Hypo Real Estate Group is publishing its interim report for the first half of 2007.

The Group has continued its successful performance without restriction and has exceeded expectations for results. Group pre-tax profit has increased by 25%, and was considerably higher than the original budget. New business at the Group has been strong – particularly in the second quarter – and has resulted in a considerable increase in operating revenues.

Group performance H1 2007

- The Group has reported pre-tax profit of EUR 355 million for the first six months (corresponding previous year period EUR 284 million). The minimum target for the first half was EUR 340 million.
- Net income is reported as EUR 267 million, constituting growth of approx. 28% (H1 2006: EUR 209 million). These two figures do not include the deferred tax expense attributable to capitalised losses carried forward (EUR 48 million compared with EUR 24 million in H1 2006). On this adjusted basis, return on equity after taxes amounted to 11.7% for the first half (full year 2006: 9.9%). It was thus in line with the target of 11 – 12% forecast for the full year. Including the effects of capitalised losses carried forward, net

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

income is reported as EUR 219 million (H1 2006: EUR 185 million, +18%).

- Operating revenues (the sum of net interest income, net commission income, net trading income, net income from investments and the balance of other operating income/expenses) increased by 14% from EUR 530 million to EUR 605 million as a result of the strong new business of recent years and particularly in the first half of 2007 as well as the successful expansion of new sources of income.
- Additions to provisions for losses on loans and advances amounted to EUR 64 million, and were thus EUR 23 million lower than the figure for the corresponding previous year period (EUR 87 million). This underlines the improved portfolio quality of the Group.
- General administrative expenses increased to EUR 186 million (H1 2006: EUR 159 million). This was mainly due to expenses for further expansion in commercial real estate financing and for expanding further sources of income such as securitisation and infrastructure financing. Because of the comparatively stronger increase in operating revenues, the cost-income ratio improved further from 31.0% last year to 30.7%.

New business H1 2007

New business of the Group achieved a very positive performance and, at a total of EUR 16.5 billion, was considerably higher than the pro-rata target (EUR 12.5 billion). Of this figure, the second quarter alone accounted for EUR 10 billion.

- In the Commercial Real Estate segment, a new business volume of EUR 15.6 billion was acquired in the first six months. This is equivalent to growth of approx. 37% (H1 2006: EUR 11.4 billion).

- New business in the new Asset Finance & Asset Management segment amounted to EUR 0.9 billion.
- In the first half, the Hypo Real Estate Group additionally acquired off-balance-sheet business (securitisations and syndications) of EUR 2 billion.

Balance sheet development as of 30 June 2007

As of 30 June 2007, total assets of the Group were stated as EUR 168.6 billion, and were thus EUR 7 billion higher than the corresponding figure reported at the end of 2006. The Group still reports sound capital backing. The core capital ratio was 6.9% as of the reference date (31 December 2006: 7.0 %), and the equity ratio amounted to 8.8% (31 December 2006: 9.3 %).

Business development Q2 2007

- The Hypo Real Estate Group has reported consolidated pre-tax profit of EUR 183 million separately for the second quarter (Q2 2006: EUR 143 million, approx. +28%).
- Net income (excluding the effects of capitalised losses carried forward) amounted to EUR 137 million, and was thus around one third higher than the figure for the corresponding previous year quarter (EUR 105 million).
- Operating revenues totalled EUR 310 million compared with EUR 266 million in the corresponding previous year quarter, equivalent to growth of around 17%.
- New business in real estate financing amounted to EUR 9.4 billion (Q2 2006: EUR 6.2 billion). Outside real estate financing, infrastructure/asset-based financing of EUR 0.6 billion was also additionally acquired.

Outlook for the whole of 2007

The Management Board has confirmed the positive operating trend after the first half. The planned acquisition of 100% of DEPFA Bank plc, which has been announced today, will have a considerable impact on the results of operations of the Group in 2007. However, it is not possible for an adjusted forecast to be provided for the current full year at present.

Information concerning the segments

Commercial Real Estate

Since the beginning of 2007, domestic and international real estate financing business of the Group has been pooled in the Commercial Real Estate segment.

- In the first six months of the year, the segment reported pre-tax profit of EUR 324 million (at the upper end of the pro-rata target range), which is equivalent to growth of 15% (same previous year period: EUR 281 million).
- Excluding a deferred tax expense attributable to capitalised losses carried forward of EUR 48 million, net income in the overall segment amounted to EUR 249 million (H1 2006: EUR 212 million).

Asset Finance & Asset Management

This segment comprises asset-based business outside real estate financing, capital markets activities including securitisations and asset management (management of financing risks for third parties).

- Compared with the previous year period, pre-tax profit more than doubled to EUR 60 million (H1 2006: EUR 24 million).
- After taxes, net income for the segment was reported as EUR 47 million (H1 2006: EUR 18 million). This has resulted in a further

improved return of 16.2% after taxes (2006: 9.7%). The new segment has thus already made a significant contribution to Group result.

Hypo Real Estate Group and DEPFA

As announced today, the Hypo Real Estate Group and DEPFA intend to pool their resources and jointly become the leading financial service provider for public-, commercial real estate financing as well as for infrastructure financing. **A press conference concerning this subject will be held today at 9.30 hours on the premises of Hypo Real Estate Holding AG, Unsöldstraße 2, 80538 Munich.** For further information concerning this subject, please also refer to the press release which will be published today in parallel, and on the website www.hyporealestate.com.

Press contact:
Hypo Real Estate Group
Oliver Gruß
Telephone: +49 (0)89 203007 781
Telefax: +49 (0)89 203007 772
Email:oliver.gruss@hyporealestate.com

Press release

Hypo Real Estate Group intends to acquire DEPFA

- **Combination of the leading focused providers of commercial real estate financing and public finance offers a unique opportunity**
- **Core activities of both groups highly complementary**
- **Offer values DEPFA at EUR 5.7 billion or EUR 16.14 per share**
- **Attractive premium of 17% compared with closing price of 20 July 2007**
- **Participation in the Hypo Real Estate Group will provide DEPFA shareholders with the opportunity to benefit from future increases in value**
- **Governing Bodies of DEPFA have unanimously approved the transaction**
- **Sound financing of the acquisition by way of a capital increase against contribution in kind and by way of a cash component**
- **Georg Funke: "Acquisition of DEPFA would accelerate growth and enhance profitability – with lower costs and improved risk profile"**

Munich/Dublin, 23 July 2007: The Boards of Hypo Real Estate Holding AG and of DEPFA BANK plc (DEPFA) have today agreed unanimously to combine their businesses in an agreed transaction, and to jointly create one of the world's leading and focused provider of financing solutions for commercial real estate, the public sector and infrastructure projects. For this purpose, Hypo Real Estate Holding AG intends to acquire all of DEPFA. The transaction, which would result in one of the largest German banks in terms of total assets and market capitalisation, is valued at approx. EUR 5.7 billion. Hypo Real Estate Holding AG will finance the acquisition by issuing new shares to the shareholders of DEPFA and also by way of a cash component. The transaction still has to be approved by the shareholders of DEPFA, and is also subject to regulatory approvals; it is expected to be completed by the beginning of October 2007.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

Convincing strategic logic of the combination

The business activities of both groups are highly complementary:

- The Hypo Real Estate Group, headquartered in Munich, is a leading international provider of large-volume commercial real estate financing with world-wide operations, with strong operating growth and a very successful track record.
- DEPFA with registered offices in Dublin is one of the world's leading providers of public finance which covers the public sector's entire demand for banking products and which enjoys highly respected expertise in this market.
- The companies will be able to combine their activities in the field of infrastructure financing which is achieving strong world-wide growth.
- In investment banking and asset management, both together will attain the critical mass necessary for enabling the joint customer base to be served with structured products.
- The merger would result in a global player with a strategic focus which is unique in this form and with the following segments:
    - Commercial Real Estate Finance
    - Budget & Infrastructure Finance
    - Capital Markets and Asset Management (management of financing risks for third parties).

Excellent growth prospects

The new Group would have around 2,000 employees (combined figures for 2006). With total assets of approx. EUR 385 billion and a market capitalisation of more than EUR 10 billion, the new entity would be one of the largest German banks. As of 31 December 2006, risk assets totalled approx. EUR 100 billion, operating revenues approx. EUR 1.96 billion and pre tax profit approx. EUR 1.22 billion.

The merger will in particular offer the following economic advantages and opportunities:

- In terms of market access, capital base and range of products, the new entity would be able to offer larger and more complex financing on a global scale than would be the case if the banks were to operate on a stand-alone basis. It will thus be able to take advantage of previously unavailable growth opportunities with extremely attractive margins, particularly with regard to financing real estate for the public sector and infrastructure financing. With this combination, the Group would become an even more powerful financing partner on the international capital markets. This will be accompanied by enhanced opportunities for refinancing by way of a broad range of products.
- There are plans to realise additional revenue and growth synergies of more than EUR 150 million per annum after 2010, for instance by way of cross-selling of financing. The aim is to achieve a positive contribution to pre-tax earnings of approx. EUR 40 million from revenue synergies in the first year following the closing of the transaction.
- The transaction would already have a positive impact on earnings per share in 2008.
- Including DEPFA, the new Group will have a balanced financing portfolio. In 2006, 43% of joint operating revenues were attributable to real estate financing, 37% to public finance and infrastructure financing, 10% to capital markets and asset management and approx. 10% to other activities (joint figures).
- The Group will be able to considerably enhance its position along the entire value chain – origination, structuring and distribution of financing – in the relevant markets and regions.

- DEPFA has a financing portfolio of excellent quality (AA2). Because there is also little correlation between the risk profiles of the corresponding core activities of both groups, the new entity will benefit from a "natural" hedge as a result of different cycles and factors.
- The risk structure and risk concentration of the new Hypo Real Estate Group will also be reduced by the expanded financing portfolio and central active portfolio management which has already been implemented. The percentage of German financing in the new Group will be around 34% (based on figures for 2006) and new geographical concentration risks will be avoided.
- In addition to the already efficient cost structure of both banks, the aim is to achieve cost synergies of at least EUR 60 million per annum. The objective is to realise 75% of this figure in the second year after closing. After the merger, the overall size of the work force will not change in the first instance, and will subsequently increase in line with the intended growth.
- For the year 2010, the aim is to achieve return on equity after taxes of more than 15%.

Financing: Utilisation of existing authorised capital

The proposed acquisition values DEPFA at a total value of EUR 5.7 billion on DEPFA. This relates to a price per share of EUR 16.14, constituting a premium of 17% compared with the closing price on the final trading day before the announcement (20 July 2007) or 19% compared with the volume-weighted one-month average before the announcement of the transaction. The Board of Directors and the Executive Committee of DEPFA recommend that their shareholders should accept the offer.

The transaction will be financed by a combination of new Hypo Real Estate shares and cash. A total of approx. 67 million new shares of Hypo Real Estate Holding AG will be issued to the shareholders of DEPFA within the framework of a capital increase against contribution in kind. For this purpose, the company's share capital of currently EUR 402 million (consisting of 134.1 million shares) is to be increased by EUR 201 million (approx. 67 million shares) by way of utilising the existing authorised capital. This corresponds to a value of EUR 3.3 billion (basis of price: EUR 49.17), or 58% of the total purchase price.

The shareholders of DEPFA will receive EUR 2.4 billion or 42% of the purchase price in cash. For this purpose, Hypo Real Estate Holding AG will issue mandatory convertible securities with a volume of EUR 450 million (nominal) with a conversion period of 12 months via a financing subsidiary. Further funds will be raised by Hypo Real Estate Bank International AG via hybrid capital (EUR 300 million). EUR 1.65 billion will be paid out of existing cash of the Hypo Real Estate Group.

Next transaction stages

The acquisition will be implemented by means of a "scheme of arrangement" in accordance with Irish law. This structure does not constitute a public take-over offer under German or Irish law. On the basis of this procedure, the details of the offer will be presented to the shareholders of DEPFA by management of DEPFA on the occasion of an extraordinary general meeting in order to enable a vote to be taken; this meeting is planned for September 2007. To become effective the scheme requires, amongst other things, the approval of a majority (50%) in number of shareholders, representing 75% or more in value, by such shareholders' voting. If the scheme becomes effective, 100% of shares of DEPFA would be held by Hypo Real Estate Holding AG after a specific period and a subsequent court hearing.

Structure of the new group

As a result of the acquisition, DEPFA would become a wholly-owned subsidiary of Hypo Real Estate Holding AG (in addition to the real estate financing subsidiaries Hypo Real Estate International AG and Hypo Real Estate Bank AG) and as such is to continue to exist with its excellent brand. The function of the Hypo Real Estate Holding as the central steering and management body of the group will not be changed. Nor are there any plans for the headquarter of DEPFA to be changed.

It is envisaged that the present-day DEPFA Group will become the centre of competence for public finance and infrastructure financing as well as for Capital Markets and Asset Management of the Group. In a second stage, it is planned that Hypo Public Finance Bank puc in Dublin with its subsidiaries will be integrated in DEPFA.

On the other hand, DEPFA Deutsche Pfandbriefbank AG in Frankfurt/Main, at present a subsidiary of DEPFA, is to become a direct subsidiary of Hypo Real Estate Holding AG, and is to become responsible for German Pfandbrief business. In this connection, it is also to be responsible for the public finance portfolio of the German Hypo Real Estate companies (with a volume of approx. EUR 45 billion).

The Commercial Real Estate segment is to be operated in the medium term from only one single legal entity based in Munich. This means that there are plans for only two Pfandbrief banks in Germany – instead of three at the moment.

Changes in the Management Board and Supervisory Board

It is planned that the Management Board of Hypo Real Estate Holding AG will be extended to include Mr. Cyril Dunne (47) and Mr. Bo Heide-Ottosen (48) after the transaction has been completed. They are currently members of the executive committee of DEPFA. The Management Board will then consist of Georg Funke (Chief Executive Officer/CEO), Cyril Dunne (Chief Operating Officer/COO), Dr. Markus Fell (Chief Financial Officer/CFO), Tom Glynn (Capital Markets/Asset Management), Dr. Robert Grassinger (Commercial Real Estate Funding und Treasury), Bo Heide-Ottosen (Budget and Infrastructure Finance with the corresponding funding), Frank Lamby (Commercial Real Estate Origination) and Bettina von Oesterreich (Chief Risk Officer /CRO).

Gerhard Bruckermann, currently Chairman & CEO of DEPFA, is to become the Deputy Chairman of the Supervisory Board of Hypo Real Estate Holding AG. There are plans that, on the occasion of the next annual general meeting, the Supervisory Board will be extended to include, apart from Gerhard Bruckermann, five additional members, most of whom are expected to come from the present-day Board of Directors of DEPFA. The new structure and size of the Group is expected to be taken into consideration in this way.

Dr. Matthias Mosler, currently Deputy CEO of DEPFA, will pursue other interests. He will be available as a strategic consultant to the Group.

The Executive Committee of DEPFA is to be headed by Andrew Readinger (Clients and Capital Markets) and Paul Leatherdale (Infrastructure Finance) in the function of two co-CEOs.

Georg Funke, CEO of Hypo Real Estate Holding AG: " The strategic fit of the transaction is compelling. As a result of the acquisition of DEPFA, we will, at a stroke, raise our expanding public finance and infrastructure financing activities to the level and quality of a leading global player , without the otherwise inevitable considerable start-up investments. The new Group will be clearly focused on growth, and able to further accelerate the increase in earnings and profitability. The possibility of further improving our risk profile and realising significant revenue and cost synergies underlines the exceptional opportunities offered by this transaction. Two leading financial service providers are combining their activities from a position of strength. This demonstrates the quality and innovation in Europe as a financial centre, and Germany and Ireland will particularly benefit from this combination."

Gerhard Bruckermann, Chairman & Chief Executive Officer (CEO) of DEPFA: "Following successful completion of this transaction, DEPFA will be a strong pillar of the future Group. Because the business models of both companies very much complement each other, I am convinced that the benefits of this transaction will amount to considerably more than the sum of the individual parts. The Board of Directors and the Executive Committee of DEPFA is convinced of the benefits of the transaction and fully support it. This is all the more applicable because DEPFA shareholders, by exchanging their shares for shares of Hypo Real Estate Holding AG, will have the opportunity of participating in the anticipated increase in value of the new Group."

Note: press conference

A press conference will be held today at 09:30 hours on the premises of Hypo Real Estate Holding AG, Unsöldstraße 2, 80538 Munich, with regard to the planned merger of Hypo Real Estate Group and DEPFA. Further information concerning the transaction can be found in the Internet. Information concerning the performance of the Hypo Real Estate Group in the second quarter of 2007 can be found in an extensive press release which will be published in parallel today and also in the interim report at www.hyporealestate.com.

Press contact:
Hypo Real Estate Group
Oliver Gruß
Telephone: +49 (0)89 203007 781
Telefax: +49 (0)89 203007 772
Email:oliver.gruss@hyporealestate.com

Important information:

This announcement does not constitute an offer to purchase, sell, subscribe or exchange or the solicitation of an offer to purchase, sell, subscribe or exchange any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Merger or the Scheme or otherwise.

The distribution of this announcement in or into certain jurisdictions may be restricted by the laws of those jurisdictions. Accordingly, copies of this announcement and all other documents relating to the Merger and the Scheme are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any such jurisdiction. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction.

The new shares in Hypo Real Estate Holding AG to be issued pursuant to the Merger will be issued pursuant to the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the "Securities Act"), provided by Section 3 (a)(10) thereof, and have not been and will not be registered under the Securities Act or the securities laws of any state of the United States.

Hypo Real Estate
GROUP



Interim Report
as of 30 June 2007

Financial Highlights

		1.1.–30.6.2007	1.1.–30.6.2006
Operating performance			
Pre-tax profit	in € million	355	284
Net income/loss[1]	in € million	267	209
Earnings per share[1]	in €	1.99	1.56
Key ratios		1.1.–30.6.2007	1.1.–31.12.2006
Return on equity after taxes[1]	in %	11.7	9.9
Cost-income ratio (based on operating revenue)	in %	30.7	31.0
Balance sheet figures		30.6.2007	31.12.2006
Total assets	in € billion	168.6	161.6
Equity (excluding revaluation reserve)	in € billion	4.9	4.9
Key capital ratios compliant with BIS rules		30.6.2007	31.12.2006
Core capital	in € billion	5.0	4.6[2]
Equity funds	in € billion	6.9	6.6[2]
Risk assets	in € billion	73.0	66.4
Core capital ratio	in %	6.9	7.0[2]
Equity funds ratio	in %	8.8	9.3[2]
Personnel		30.6.2007	31.12.2006
Employees		1,237	1,229
Portfolio figures		30.6.2007	31.12.2006
Volume of real estate financing[3]	in € billion	65.3	62.2
Volume of infrastructure and asset-based financing	in € billion	2.2	1.9
Volume of state financing	in € billion	52.4	55.0
		1.1.–30.6.2007	1.1.–30.6.2006
Volume of new business[4]	in € billion	16.5	11.8

[1] Excluding the effects from capitalised losses carried forward and income of capitalised corporate income tax claims
[2] As per approved annual financial statements and after profit distribution
[3] Target business
[4] Real estate financing business and infrastructure/asset-based finance excluding off-balance-sheet-business

Ratings

as of 1 June 2007	Moody's long-term | short-term | outlook	S&P long-term | short-term | outlook	Fitch Ratings long-term | short-term | outlook	DBRS long-term | short-term | outlook
Hypo Real Estate Bank International AG	A1 | P-1 | Stable	A– | A-2 | Positive	A | F-1 | Stable	A | R-1 (low) | Stable
Hypo Real Estate Bank AG	A2 | P-1 | Stable	A– | A-2 | Positive	A | F-1 | Stable	A | R-1 (low) | Stable
Hypo Public Finance Bank	A1 | P-1 | Stable	A– | A-2 | Positive	A | F-1 | Stable	A | R-1 (low) | Stable

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.
The previous year figures used in this report have been adjusted to the business segments Commercial Real Estate and Asset Finance & Asset Management segments which have been redefined as a result of the reorganisation of the Group.

Dear shareholders,

the Hypo Real Estate Group has reported figures for the first half of 2007 which have exceeded our expectations. We have been able to further significantly accelerate the successful performance of last year. The Group structure with the two segments of Commercial Real Estate and Asset Finance & Asset Management, which was introduced at the beginning of this year, has already demonstrated its functionality and efficiency: The Hypo Real Estate Group continues to expand and has upgraded its earnings forecasts for the whole of 2007.

A glance at the main parameters demonstrates that we are still on target for our success:

- For the first six months, the Group has reported net income before taxes of € 355 million, equivalent to growth of 25 % compared with the corresponding previous year period. We have thus clearly exceeded our minimum target of € 340 million.
- This significant growth is due mainly to a further improvement in operating profitability. Operating revenues increased in the first half by 14 % compared with the corresponding previous year period, namely to € 605 million. All main types of revenue – net interest income, net commission income and net trading income – have reported strong growth. This shows that we are moving in the right direction by broadening the basis of our business with the establishment of activities in the Asset Finance & Asset Management.
- New business in the Group has achieved a very positive performance; after six months, new business is reported as € 16.5 billion, which is considerably higher than the previous year figure of € 11.8 billion as well as the pro-rata target of € 12.5 billion. We succeeded in acquiring new business of € 10 billion in the second quarter alone. This figure does not include the € 2 billion which we additionally acquired for securitisations and syndications – activities which we will considerably expand in the course of the next few years.
- Notwithstanding the strong operating growth, costs and risks are still firmly under control. The cost-income ratio has improved further in the first six months of this year, and risk provisioning was considerably lower than the corresponding previous year figure.

The performance of the Hypo Real Estate Group during the first two quarters has boosted our confidence for the full year. For 2007, we are now anticipating net income before taxes in the Group of more than € 710 million, our previous forecast has been min. € 680 million.

A sound capital base is essential for operating growth. For this reason, the Group raised hybrid capital for the first time at the beginning of June via our subsidiary Hypo Real Estate International AG. The issue with a volume of € 350 million encountered very strong demand and was considerably oversubscribed. A positive aspect is that the papers have found a broad international base of institutional investors. As a result of raising the hybrid capital, we have further strengthened and optimised our capital base.

For our staff, an efficient and attractive working environment is essential if maximum performances are to be provided for our customers in an extremely competitive environment. This is the objective of the plans to merge our locations in Munich in a new building complex in a central location in the Lehel quarter. Because we did not want to become involved with building work, we have decided to lease an appropriate building in a central location in Munich. This complex, which is owned by the Versicherungskammer Bayern, is currently being thoroughly refurbished and will be ready for occupation in 2009. The employees who are currently still working at five different locations will then be accommodated under a single roof.

Dear shareholders, a constant process of change for taking advantage of market opportunities is a characteristic feature of our Group. We constantly adapt our business model, our strategic objectives and our structures to the requirements of the markets and the needs of our customers in order to ensure that we achieve sustainable success. As you are aware, we are therefore continuing to develop the strategic focus of the Group: By way of diversifying the asset classes in addition to our core business of commercial real estate financing, strengthening the distribution of financing in the secondary markets, particularly with a view to securitisation, and by expanding asset management, we intend to generate further growth, boost profitability and broaden our risk profile.

At the Annual General Meeting, which was held on 23 May in Munich, the Management Board and Supervisory Board received a lot of support for this strategic further development of our Group. We should again like to explicitly thank you for this support.

The Hypo Real Estate Group will continue to improve its global competitiveness in all areas – sourcing, structuring and distribution of financing – and thus continue its story of success of recent years. Please accompany us on this journey!

Kind regards

Georg Funke
CEO

Approximately 1,900 shareholders attended the ordinary Annual General Meeting of Hypo Real Estate Holding AG, which was held on 23 May 2007 in the ICM in Munich. The initial presence amounted to 54.49 % of share capital.

The shareholders approved the policy of management involving the strategic further development of the Group to an asset finance house, and approved the actions of the members of the Management Board and the Supervisory Board with a large majority. The payment of a dividend of € 1.50 per share was approved for the successful financial 2006; this is equivalent to an increase of 50 % compared with the dividend paid for the previous year.

The shareholders also adopted the other resolutions with a large majority:

:: The authorisation to repurchase treasury shares was renewed and extended until 23 November 2008.
:: The AGM appointed Dr. Frank Heintzeler and Thomas Quinn as members of the Supervisory Board. The new members succeed
   Dr. Ferdinand Graf von Ballestrem, who passed away on 30 September 2006, and
   Mr. Robert Mundheim, who laid down his office on 31 January 2007 in order to assume the function of Chairman of the Board of Directors of the US-REIT initiated and managed by the American subsidiary of Hypo Real Estate Bank International AG.
:: KPMG was elected as the auditor for financial 2007.

Share price development in the 2nd quarter 2007


indexed
Hypo Real Estate Holding Shares
DAX
Prime Banks
120
110
100
90
1.4.2007
1.5.2007
1.6.2007
30.6.2007

Following the consolidation in the first quarter, the stock markets continued to advance in the second quarter. This was due to the confidence concerning a further positive development of the global economy. Towards the end of the quarter, after the indices had risen to record levels, rising capital market rates and also rising raw material costs resulted in the indices moving sideways. Between March and June, the international indices Dow Jones Industrial Average and Euro STOXX 50 reported rises of 8.5 % and 6.4 % respectively. The national indices DAX and MDAX reported increases of 15.8 % and 8.1 % respectively. The Prime Banks subindex which is important for the shares of Hypo Real Estate Holding AG (HRX) closed with a gain of 8.5 % at the end of the quarter. Financial stocks performed much worse than the overall market particularly in the final month of the quarter as a result of higher interest rates and problems affecting hedge funds financed by banks.

This also affected the share price of Hypo Real Estate Holding AG. Not only higher interest rates but also the fears of negative effects resulting from the downturn on the American housing market had an effect on the shares. In the second quarter, Hypo Real Estate Holding AG paid a dividend of € 1.50 per share, so that the total yield compared with the indices (the performance indices take account of dividends) amounted to 3.7 %. The performance of the shares was a total of 4.8 percentage points lower than that of the subindex Prime Banks.

Key facts about the Hypo Real Estate Holding Shares in the second quarter 2007

WKN ordinary shares		802 770
ISIN ordinary shares		DE 000 802 770 7
Number of listed shares	units	134,072,175
Number of ordinary shares as of 30.6.2007	units	134,072,175
Average number of listed shares in the second quarter 2007	units	134,072,175
Initial listing on 6.10.2003	in €	11.25
High Q2[1]	in €	52.78
Low Q2[1]	in €	46.98
Quarterly closing price[1]	in €	48.01
Market capitilisation as of 30.6.2007	in € million	6,437
Earnings per share (excluding the effects from capitalised losses carried forward)	in €	1.99
Known shareholders with a stake of more than 5 %		Capital Research and Management Europacific Growth Fund

[1] XETRA closing price of the Frankfurt stock exchange

Financial Review

Macro-economic conditions

Following the unexpectedly good start in the first quarter of 2007, the economy continued to strengthen in Germany during the second quarter with considerable impact on the labour market. As of June 2007, unemployment declined by 712,000 to 3.69 million compared to the previous year, and the number of persons employed in regular jobs subject to social insurance contributions increased by almost 600,000. With the exception of Portugal, the European countries also reported a robust economic climate. As expected, the European Central Bank again raised key interest rates in June by a further 25 basis points. The situation is much less positive in the USA, where growth in the last quarter fell to an annualised rate of only 0.7 %. By way of comparison, the economies of Asia are still reporting strong growth.

Sector-specific conditions

Commercial Real Estate The first half of 2007 has seen continued strength in European property markets with yield compression extending further into CEE and the emerging markets. Cross border investment continues to change the profile of the property market as sophisticated investors take a global approach to real estate investment. Investors with low-risk asset classes in prime centres have benefited from a better pricing in both investment and development loans. Margin tightening over the first half of 2007 can be attributed to: banks' preference to fund prime assets as well as the increasing use of securitization and syndication strategies in Europe.

Asset Finance & Asset Management **Asset Finance** Demand for infrastructure, transportation and energy-related financing continues to be very strong in both Europe and the Americas.

The infrastructure and energy markets in EMEA region were very active compared to Q1. Across Europe there has been a number of tenders issued for roads, tunnels and airports. The renewable energy sector has also had some notable deals in wind and solar power. The power and energy sectors in the middle east has brought strong deal flow although loan pricing there remains under pressure. The flow of financings of acquisitions in the infrastructure sector is still strong but at lower levels compared with 2006. Syndicate banks are looking more closely at the growth assumptions underlying this type of transaction and in some instances the mandated lead arrangers have been left with long positions. Given the backlog of deal flow, the third quarter is expected to be more active than is traditionally the case.

In the US, there has been some slowdown in the PPP-PFI areas, particularly roadways, due to political aspects of privatizing public infrastructure assets. While the demand for US infrastructure replacement is enormous and irreversible, project lead times may be extended for the time being. Offsetting a temporarily slower pace of roadway financing, is a robust North American market for transportation and energy asset financing. The aviation sector has improved, and for the first time in several years all major North American airlines are solvent. Transportation asset finance is highly active, demonstrated by several high profile leasing company IPO's and large pooled asset securitizations and bank funded programs. The energy sector is extremely active, with demand for financing of alternative energy projects to compliment the demand of US energy independence.

Asset Management Despite tougher market conditions due to turbulences in the US subprime mortgages sector constant high number of transactions in the first half of 2007 is proving stable investor demand in Asset backed securities managed products in Europe.

Major events

Hypo Real Estate Group In the second quarter, the Hypo Real Estate Group successfully completed the process of introducing its new organisation structure.

This strategy is reflected not only in the very good results of business. The success was also recognised by the rating agencies in the second quarter. On 1 June 2007, Standard & Poor's upgraded the long-term rating of Hypo Real Estate Bank AG from "BBB+" to "A–", and the short-term ratings were confirmed as "A–2". The outlook is still "positive". For Hypo Real Estate Bank International AG and Hypo Public Finance Bank, the outlook was upgraded from "stable" to "positive". As a result of the new rating method of the rating agency Moody's, the long-term rating for Hypo Real Estate Bank International AG and Hypo Public Finance Bank was upgraded from "A2" to "A1". The long-term rating of Hypo Real Estate Bank AG was upgraded from "A3" to "A2", and the short-term rating was upgraded from "P–2" to "P–1". The Fitch rating agency has now for the first time provided ratings for all three companies in the Group. Hypo Real Estate Bank International AG as well as Hypo Public Finance Bank were given a long-term rating of "A", a short-term rating of "F–1" and an outlook of "stable". The long-term rating of Hypo Real Estate Bank AG was upgraded to "A", the short-term rating was upgraded to "F–1", and the outlook was assessed as stable.

In order to provide a sound base for the long-term success of business by way of good capital backing, the Hypo Real Estate Group has for the first time successfully completed an issue of hybrid core capital in the amount of € 350 million. The Group has issued hybrid tier-1 securities with a total volume of € 350 million via Hypo Real Estate Bank International AG. The papers are undated, and have a coupon of 5.864 % per annum fixed for the first ten years, and a variable coupon after that date.

Personnel information As announced in the previous interim report, Dr. Paul Eisele laid down his mandate on the Management Board of Hypo Real Estate Holding AG as of 30 May 2007 and his mandate on the Management Board of Hypo Real Estate Bank International AG as of 30 June 2007.

Stephan Bub left the Group by friendly, mutual agreement and laid down his mandate on the Management Board of Hypo Real Estate Holding AG as of 30 June 2007. At the same time, he also stepped down from his function as Chief Executive Officer of Hypo Public Finance Bank in Dublin. Subject to the approval of the Irish regulatory authorities, Thomas Glynn will take on this position. For the mandates at Collineo GmbH, Dortmund, Hypo Public Finance USA, Inc., New York, and Hypo Capital Markets, Inc., New York, he will also be succeeded by Thomas Glynn. Dr. Robert Grassinger will assume the position as Chairman of the Administrative Board of Hypo Pfandbriefbank International S. A., Luxembourg, and Bettina von Oesterreich will assume the mandate as member of the Supervisory Board of Hypo Real Estate Bank AG, Munich.

Hypo Real Estate Bank International Hypo Real Estate Bank International AG has sold its central office building in the centre of Stuttgart (Büchsenstraße 26) with a useful area of approx. 15,000 m² to Polis Immobilien AG.

Hypo Real Estate Group

Development in earnings

The Hypo Real Estate Group has set itself demanding targets for 2007. The Management Board expects to see a further year with strong growth for the Group, and thus also anticipates that the successful development of recent years will continue. Accordingly, at the beginning of 2007, a minimum target of € 680 million was set for pre-tax profit for the Group; this is equivalent to growth of approx. 20 % or more compared with the previous year. As a result of the positive development seen in the second quarter, the Management Board upgraded its forecast for the whole of 2007 in July. Pre-tax profit is now expected to improve to more than € 710 million. Return on equity after taxes (excluding the effects of capitalised losses carried forward) is expected to be between 11.0 % and 12.0 %, and operating revenues are predicted to rise to more than € 1.2 billion. General administrative expenses should be only slightly higher than the corresponding previous year figure (between € 360 million and € 370 million). The volume of new business, which comprises real estate financing business as well as infrastructure and asset-based financing, is expected to rise to more than € 25 billion.

Pre-tax profit


in € million
Half year figures
Budget
400
300
200
100
0
232
284
340
355
1.1.–30.6.2005
1.1.–30.6.2006
1.1.–30.6.2007

Operating revenues


in € million
Half year figures
Budget
800
600
400
200
0
453
530
600
605
1.1.–30.6.2005
1.1.–30.6.2006
1.1.–30.6.2007

With its new corporate structure, the Hypo Real Estate Group succeeded in continuing its positive development in earnings in the first half of 2007, and has met the demanding objectives. The Group generated pre-tax profit of € 355 million, thus considerably beating the pro-rata minimum target of € 340 million. Return on equity after taxes adjusted by the capitalised losses carried forward improved to 11.7 %, and the full-year target of between 11.0 % and 12.0 % was confirmed. As a result of the strong new business of recent years and the first half of 2007, operating revenues continued to rise; they amounted to € 605 million in the first six months, and are thus higher than the pro-rata target of min. € 600 million. Provisions for losses on loans and advances amounted to € 64 million, also posting a positive development. General administrative expenses of € 186 million were slightly higher than the pro-rata target. New business production amounted to € 16.5 billion for the first six months; this was a positive figure and is significantly higher than the pro-rata of min. € 12.5 billion. Loans earmarked for securitisations and syndications of € 2.0 billion were also acquired.

Budget

		1.1.–30.6.2007	Budget 1/2 of 2007	Budget 2007
Operating performance				
Operating revenues	in € million	605	> 600	> 1,200
Provisions for losses on loans and advances	in € million	64	75 to 80	150 to 160
General administrative expenses	in € million	186	180 to 185	360 to 370
Pre-tax profit	in € million	355	> 340	> 680[1]
Key ratio				
Return on equity after taxes[2]	in %	11.7	—	11.0 to 12.0
Portfolio figure				
Volume of new business[3]	in € billion	16.5	> 12.5	> 25.0

[1] Full year forecast raised in July 2007; pre-tax profit is now expected to raise to more than € 710 million
[2] Excluding the effects from capitalised losses carried forward
[3] Real estate financing business and infrastructure/asset-based finance excluding off-balance-sheet-business

Compared with the first half of the previous year, the performance of the Hypo Real Estate Group is as follows:

Operating revenues Operating revenues have increased strongly from € 530 million in the corresponding previous year period to € 605 million (+14 %). This increase reflects mainly the successful new business of the previous year and also the loans extended in the course of the current year. The growth is also attributable to the expansion of new sources of income in the Asset Finance & Asset Management segment, thus underlining the successful diversification strategy. The positive development in operating revenues was attributable to improved results in all main revenue types. Accordingly, net interest income improved from € 395 million in the first half of 2006 to € 441 million in the current year. The main reasons behind this increase are the expanded credit portfolio and also the establishment of off-balance-sheet business (securitisations and syndications). Net commission income also improved by € 19 million compared with the previous year, namely to € 88 million (H1 2006: € 69 million). This also reflects the strong new business. In addition, the considerable increase in assets under management and the revenues generated by management of the real estate investment trust Quadra Realty Trust, Inc., New York, also had a positive impact. The considerable increase in net trading income to € 43 million (H1 2006: € 17 million) is mainly due to the successful activities of the Asset Finance & Asset Management segment. Strengthened by an increase in the volume of trading and a positive market development, the result of trading with interest and credit risk instruments increased in particular. Net income from investments amounted to € 29 million for the first six months of the year, compared with € 46 million in the previous year; the company took advantage of favourable market conditions to realise capital gains. The balance of other operating income/expenses amounted to € 4 million compared with € 3 million in the corresponding previous year period.

Provisions for losses on loans and advances Additions to provisions for losses on loans and advances amounted to € 64 million, and were thus € 23 million lower than in the corresponding previous year period (€ 87 million). This decline reflects the improved portfolio quality.

Net interest income after provisions for losses on loans and advances totalled € 377 million, compared with € 308 million in the previous year period.

Key Financials

		1.1.–30.6.2007	1.1.–30.6.2006
Operating performance			
Operating revenues	in € million	605	530
Net interest income	in € million	441	395
Net commission income	in € million	88	69
Net trading income	in € million	43	17
Net income from investments	in € million	29	46
Balance of other operating income/expenses	in € million	4	3
Provisions for losses on loans and advances	in € million	64	87
General administrative expenses	in € million	186	159
Balance of other income/expenses	in € million	—	—
Pre-tax profit	in € million	355	284
Net income/loss[1]	in € million	267	209
Key ratios		1.1.–30.6.2007	1.1.–31.12.2006
Return on equity after taxes[1]	in %	11.7	9.9
Cost-income ratio (based on operating revenues)	in %	30.7	31.0
Key indicators		30.6.2007	31.12.2006
Total volume of lending	in € billion	93.4	94.8
Risk assets compliant with BIS rules	in € billion	73.0	66.4
Core capital ratio compliant with BIS rules	in %	6.9	7.0[2]
Employees		1,237	1,229
		1.1.–30.6.2007	1.1.–30.6.2006
Volume of new business[3]	in € billion	16.5	11.8

[1] Excluding the effects from capitalised losses carried forward and income of capitalised corporate income tax claims
[2] As per approved annual financial statements and after profit distribution
[3] Real estate financing business and infrastructure/asset-based finance excluding off-balance-sheet-business

General administrative expenses General administrative expenses have increased from € 159 million in the previous year to € 186 million. The scheduled increase is mainly attributable to the further expansion in commercial real estate financing and the expansion of further sources of revenue, such as securitisation, asset management and asset-based and infrastructure financing. As a result of the comparatively stronger increase in operating revenues, the cost-income ratio improved to 30.7 %, compared with 31.0 % last year.

Balance of other income/expenses As was the case in the first half of the previous year, the Group did not have any other income and expenses.

Pre-tax profit Six-month pre-tax profit amounted to € 355 million, and improved by € 71 million (+ 25 %) compared with the previous year (H1 2006: € 284 million). The increase reflects mainly the positive development in operating profitability and the decline in provisions for losses on loans and advances.

Net income After taxes of € 88 million – disregarding the deferred tax expense of € 48 million attributable to capitalised losses carried forward (1H 2006: € 24 million) – net income amounted to € 267 million for the first half of 2007, compared with € 209 million in the corresponding previous year period. This is equivalent to an improved return on equity of 11.7 %, compared with 9.9 % in 2006. Including the effects of capitalised losses carried forward, net income amounts to € 219 million (H1 2006: € 185 million).

Of this figure, € 219 million is attributable to the shareholders. There are no minority interests.

Development in assets

Total assets of the Hypo Real Estate Group amounted to € 168.6 billion as of 30 June 2007, compared with € 161.6 billion as of 31 December 2006. The Hypo Real Estate Group did not have any available-for-sale non-current assets as of the balance sheet dates.

Loans declined by € 1.4 billion as of 30 June 2007 compared with the end of the previous year. In line with overall strategy, municipal loans declined strongly, whereas real estate financing slightly increased. The increase in trading activities at Hypo Public Finance Bank has resulted in higher trading assets (+ € 5.2 billion). Within assets held for trading purposes, the main increase was seen in the volume of bonds and other fixed-income securities. Investments increased by € 2.0 billion to € 43.2 billion.

The contingent liabilities which are attributable to the total volume of lending amounted to € 1.8 billion (31 December 2006: € 1.7 billion).

Total volume of lending is stated as € 93.4 billion as of 30 June 2007, compared with € 94.8 billion at the end of 2006.

Total volume of lending


in € billion
125
100
75
50
0
99.1
92.4
94.8
93.4
31.12.2004
31.12.2005
31.12.2006
30.6.2007

Loan portfolio development The loan portfolio, which compared with the documentary total volume of lending also contains commitments and securities in the following details, and which is also the basis for Group steering, amounted to € 133.5 billion as of 30 June 2007 (paid out of this figure: € 120.1 billion). The total of the loan portfolio, after maturities and repayments, is unchanged compared with 31 December 2006. In line with overall strategy, public finance declined by € 2.6 billion to € 52.4 billion, and the non-target portfolio of Hypo Real Estate Bank AG declined by € 1.1 billion to € 10.1 billion. In terms of target business, new business had a

positive impact, and the portfolio volume accordingly increased. The target real estate financing business increased by € 3.1 billion to € 65.3 billion (paid out of this figure: € 52.6 billion compared with € 50.6 billion as of 31 December 2006). Infrastructure and asset-based financing increased slightly by € 0.3 billion to € 2.2 billion. The other portfolio of the Asset Finance & Asset Management segment increased by € 0.3 billion to € 3.5 billion.

The new business production for target real estate financing business and infrastructure and asset-based financing amounted to € 16.5 billion. New business not only exceeded the corresponding figure for H1 2006 of € 11.8 billion; it was also higher than the pro-rata target of € 12.5 billion. Target real estate financing business accounted for € 15.6 billion (H1 2006: € 11.4 billion), and infrastructure and asset-based financing, which only started in mid-2006, accounted for € 0.9 billion (H1 2006: € 0.4 billion). Additional off-balance-sheet business (securitisations and syndications) amounted to € 2.0 billion in H1 2007.

Development in the financial position

The capital structure of the Hypo Real Estate Group as of 30 June 2007 is still sound; all current obligations have been met. The maturity structure of liabilities is also balanced.

Total Group liabilities amounted to € 165.5 billion by the end of the first half, compared with € 158.1 billion as of 31 December 2006. The increased refinancing requirement is reflected in an increase of € 5.5 billion in deposits from other banks and amounts owed to other customers. As a result of the expansion in trading activities, trade liabilities also increased by € 1.6 billion.

Refinancing of the Hypo Real Estate Group is assured by a total of four issuers, and is managed centrally for the Group. Hypo Real Estate Bank International and Hypo Real Estate Bank are the two German issuers which issue Pfandbriefe as well as senior-unsecured bonds. Hypo Public Finance Bank, Dublin, restricts its activities to senior unsecured bonds, whereas the Luxembourg-based subsidiary, namely Hypo Pfandbrief Bank International, issues exclusively Lettres de Gage Public, the Luxembourg version of the public Pfandbrief.

In the first half of 2007, Hypo Pfandbrief Bank International issued Lettres de Gage Public for € 834 million. Hypo Real Estate Bank International, Hypo Real Estate Bank and Hypo Public Finance Bank together succeeded in placing € 7.8 billion senior unsecured bonds on the market. Of this figure, most was placed via private placings on the market. These private placings were complemented in February 2007 by a benchmark transaction of Hypo Real Estate Bank involving € 1.5 billion with a term of three years. The transaction was successfully received by the market within hours. 51 % of investors came from other European and Asian countries.

So as not to be dependent on individual markets, a diversification strategy is of fundamental importance for refinancing at the Hypo Real Estate Group. For this reason, issue programmes have been introduced worldwide and used for issues, e.g. the Australian MTN (Medium Term Note) programme of Hypo Real Estate International.

In the field of short-term refinancing, all four banks in the Hypo Real Estate Group operate on the market with repo transactions, treasury and money market activities. The investor base has also been further diversified in the field of short-term refinancing. For instance, new investors outside Europe were signed up with the further expanded North American commercial paper programmes (USA and Canada). Overall, the outstanding volume of the commercial paper programme amounted to € 6.3 billion worldwide.

The balanced refinancing structure featuring a mix of short-term and long-term international funding was expanded further in order to enable lending to be refinanced on a competitive basis.

Equity (excluding revaluation reserve) was unchanged compared to the end of last year and amounted to € 4.9 billion. The AfS reserve and cash flow hedge reserve have been disregarded for the purpose of calculating return on equity.

Regulatory indicators compliant with BIS rules[1] The Hypo Real Estate Group also reports sound capitalisation as of 30 June 2007 for bank regulatory purposes (in accordance with BIS). Core capital increased to € 5.0 billion compared with € 4.6 billion at the end of 2006. Main reason for the increase is the issue of Hybrid capital with a volume of € 350 million. Supplementary capital was € 1.9 billion (31 December 2006: € 2.0 billion). Overall, equity funds amount to € 6.9 billion, compared with 6.6 at the end of 2006. There was no tier-III capital as of the reporting dates. Risk assets have increased since the beginning of the year by € 6.6 billion to € 73.0 billion as a result of the strong new business.

The core capital ratio is 6.9 %, compared with 7.0 % as of 31 December 2006; the equity ratio is 8.8 %, compared with 9.3 %.

Risk assets compliant with BIS rules


in € billion
100
75
50
25
0
51.0
56.3
66.4
73.0
31.12.2004
31.12.2005
31.12.2006
30.6.2007

Liquidity A bank's liquidity is evaluated using the liquidity ratio defined in Principle II of the German banking supervisory regulations. This figure is the ratio of cash and cash equivalents available within a month to the payment obligations falling due in this period. Liquidity is considered adequate if the ratio is at least 1.0. At Hypo Real Estate Bank AG, the ratio was 1.44 as of 30 June 2007 (31 December 2006: 2.08). For Hypo Real Estate Bank International AG, the figure was 1.58 as of 30 June 2007 (31 December 2006: 1.52).

[1] The BIS ratios have been calculated independently on a voluntary basis.

Business segment Commercial Real Estate

Development in earnings

Since the beginning of the year, the Commercial Real Estate segment has included the previous segments Hypo Real Estate International and Hypo Real Estate Germany. The new reporting segment Commercial Real Estate thus mainly comprises domestic and international business in commercial real estate financing. In addition, this segment also comprises public finance. A range of € 630 million to € 650 million has been defined as the target for pre-tax profit, together with a target return after taxes of more than 12.0%. The target for new real estate financing business is more than € 22 billion.

With pre-tax profit of € 324 million, Commercial Real Estate was at the upper end of the pro-rata target range of € 315 million to € 325 million. Compared with the corresponding previous year period (H1 2006: € 281 million), pre-tax profit improved by € 43 million to € 324 million.

Pre-tax profit


in € million
Half year figures
Budget
400
300
200
100
0
239
281
315–325
324
1.1.–30.6.2005
1.1.–30.6.2006
1.1.–30.6.2007

Excluding deferred tax expense of € 48 million attributable to capitalised losses carried forward, net income in the segment amounted to € 249 million (H1 2006: € 212 million), resulting in further improved return on equity (adjusted by the effect of capitalised losses carried forward) of 11.8% (2006: 10.8%). New real estate financing business amounted to € 15.6 billion, and is thus considerably higher than the pro-rata target of € 11.0 billion. In addition, off-balance-sheet business of € 2.0 billion was also concluded.

Compared with the previous year, operating revenues in the segment increased from € 489 million to € 518 million. The increase in operating revenues was attributable to net interest income and net commission income as well as net trading income. Accordingly, net interest income, which benefited from the expanded real estate financing portfolio, amounted to € 405 million for H1 2007, compared with € 389 million in the equivalent previous year period. As was also the case in the previous year, net interest income also includes premature repayment fees and income from the sale of bonded loans. Net commission income increased by € 17 million to € 76 million (H1 2006: € 59 million) as a result of the higher volume of new business and revenue from customer derivatives. Net trading income for the first time includes income from the sale of financial instruments. Net income from investments in the segment amounted to € 24 million, which was lower than the figure for the corresponding previous year period (€ 41 million); the company took advantage of favourable market conditions and realised capital gains as a result of re-allocating securities.

Additions to provisions for losses on loans and advances amounted to € 62 million in the period under review and, despite the increased real estate financing portfolio, were thus € 24 million lower than the previous year (€ 86 million). This reduction reflects the positive development in portfolio quality.

Budget

		1.1.–30.6.2007	Budget 1/2 of 2007	Budget 2007
Operating performance				
Pre-tax profit	in € million	324	315 to 325	630 to 650
Key ratio				
Return on equity after taxes[1]	in %	11.8	–	> 12.0
Portfolio figure				
Volume of new business[2]	in € billion	15.6	> 11.0	> 22.0

[1] Excluding the effects from capitalised losses carried forward
[2] Real estate financing business excluding off-balance-sheet-business

Key Financials

		1.1.–30.6.2007	1.1.–30.6.2006
Operating performance			
Operating revenues	in € million	518	489
Net interest income	in € million	405	389
Net commission income	in € million	76	59
Net trading income	in € million	10	–
Net income from investments	in € million	24	41
Balance of other operating income/expenses	in € million	3	–
Provisions for losses on loans and advances	in € million	62	86
General administrative expenses	in € million	132	122
Balance of other income/expenses	in € million	–	–
Pre-tax profit	in € million	324	281
Net income/loss[1]	in € million	249	212
Key ratios		**1.1.–30.6.2007**	**1.1.–31.12.2006**
Return on equity after taxes[1]	in %	11.8	10.8
Cost-income ratio (based on operating revenues)	in %	25.5	25.6
Key indicators		**30.6.2007**	**31.12.2006**
Total volume of lending	in € billion	89.1	90.1
Risikoaktiva nach BIZ	in € billion	67.4	62.1
Employees		953	980
		1.1.–30.6.2007	**1.1.–30.6.2006**
Volume of new business[2]	in € billion	15.6	11.4

[1] Excluding the effects from capitalised losses carried forward and income of capitalised corporate income tax claims
[2] Real estate financing business excluding off-balance-sheet-business

General administrative expenses in the first half of 2007 amounted to € 132 million, and were thus higher than the corresponding previous year figure as a result of the international expansion of business (H1 2006: € 122 million). Due to the stronger growth in operating revenues, the cost-income ratio (which was already low) again improved slightly to 25.5 % (2006: 25.6 %).

Development in assets

As of 30 June 2007, total assets amounted to € 138.3 billion, compared with € 135.2 billion at the end of the previous year. The total volume of lending declined from € 90.1 billion to € 89.1 billion. As a result of repayments, loans declined by € 1.1 billion to € 87.3 billion. The contingent liabilities attributable to the total volume of lending amounted to € 1.7 billion as was the case at 31 December 2006. Compared with the end of last year, the contingent liabilities comprised guarantee obligations of Hypo Real Estate Bank International of € 0.2 billion with regard to HVB AG (a further reduction); these were provided as part of the synthetic transfer of the real estate financing portfolio "Western Europe".

Total volume of lending

in € billion


100
75
50
25
0
93.4
91.3
90.1
89.1
31.12.2004
31.12.2005
31.12.2006
30.6.2007

Loan portolio development The loan portfolio, which compared with the documentary total volumeof lending also contains commitments and securities in the following details, and which is also the basis for Group steering, amounted to € 117.6 billion as of 30 June 2007 compared with € 119.6 billion as of 31 December 2006. Target real estate financing business increased by € 3.1 billion to € 65.3 billion. Of this figure, € 52.6 billion were paid out (31 December 2006: € 50.6 billion). In line with overall strategy, however, the non-target portfolio of real estate financing (€ 10.1 billion compared with € 11.2 billion as of 31 December 2006) and public finance (€ 42.2 billion compared with € 46.2 billion as of 31 December 2006) declined.

Breakdown of the loan portfolio

as of 30.6.2007


Real estate financing Non target business 9%
Real estate financing Target business 55%
Public sector financing 36%

The real estate financing portfolio broken down by regions comprises European financing (86 %), and consists mainly of Germany, Great Britain, France and Scandinavia. America and Asia account for 14 %. In line with overall strategy, office buildings and retail properties as well as residential are predominant with regard to the financed property types.

Real estate financing portfolio target business by region

as of 30.6.2007


Asia 4 %
Italy 2 %
Germany 37 %
Great Britain 14 %
CEE[1] 4 %
Spain 4 %
The Netherlands 5 %
Other 5 %
Scandinavia 6 %
France 9 %
US 10 %

[1] The CEE mainly comprises Hungary, Poland and the Czech Republic.

Real estate financing portfolio target business by type pf property

as of 30.6.2007


Hotels 5 %
Office buildings 34 %
Residential 23%
Logistics/ warehousing 5 %
Other 9 %
Retail 24 %

In the first half, the originated volume of new business of real estate financing with professional investors and developers amounted to € 15.6 billion, and is thus higher than the figure applicable for the same previous year period (€ 11.4 billion). Germany business produced a particularly positive performance in this respect, although growth was continued in most other regions. New commitments were provided without straying from the strict requirements in terms of return and risk, and will thus also ensure high portfolio quality in the long term. Over all new real estate financing business, the average yield is more than 13 % after taxes.

Development in the financial position

The total liabilities in the business segment Commercial Real Estate increased from € 132.1 billion as of 31 December 2006 to € 135.5 billion as of 30 June 2007.

Commercial Real Estate – Germany

Key Financials

		1.1.–30.6.2007	1.1.–30.6.2006
Operating performance			
Operating revenues	in € million	115	88
Net interest income	in € million	104	84
Net commission income	in € million	12	4
Net trading income	in € million	—	—
Net income from investments	in € million	—	—
Balance of other operating income/expenses	in € million	–1	—
Expected loss	in € million	34	27
General administrative expenses	in € million	26	23
Balance of other income/expenses	in € million	—	—
Pre-tax profit	in € million	55	38
Key indicators		30.6.2007	31.12.2006
Risk assets compliant with BIS rules	in € billion	18.8	15.7
Volume of real estate financing[1]	in € billion	25.5	23.2
		1.1.–30.6.2007	1.1.–30.6.2006
Volume of new business[2]	in € billion	4.6	2.9

[1] Target business
[2] Real estate financing business excluding off-balance-sheet-business

The Commercial Real Estate Germany platform comprises the German target real estate financing business of € 25.5 billion as of 30 June 2007. On the other hand, public finance business and the non-target portfolio of German real estate financing are shown in the Commercial Real Estate segment under "Other/consolidation". Pre-tax profit in the platform amounted to € 55 million in H1 2007, and was considerably higher than the corresponding previous year figure of € 38 million. This increase is attributable to higher operating revenues in conjunction with an only moderate increase in general administrative expenses. Operating revenues have increased from € 88 million in the corresponding previous year period to € 115 million, and mainly reflected the increase in net interest income to € 104 million (H1 2006: € 84 million). The main reason for this growth is the increase in new business of € 4.6 billion, which resulted in the portfolio volume rising to € 25.5 billion.

The increase in net commission income is also attributable to the stronger new business and revenues from customer derivatives. General administrative expenses increased only slightly compared with the corresponding previous year figure, namely by € 3 million to € 26 million (H1 2006: € 23 million), confirming the efficiency of the platform. The expected loss is still at a relatively low level (€ 34 million; H1 2006: € 27 million) as a result of the good portfolio quality.

Commercial Real Estate – Europe

Key Financials

		1.1.–30.6.2007	1.1.–30.6.2006
Operating performance			
Operating revenues	in € million	205	181
Net interest income	in € million	170	151
Net commission income	in € million	32	29
Net trading income	in € million	—	—
Net income from investments	in € million	—	—
Balance of other operating income/expenses	in € million	3	1
Expected loss	in € million	31	30
General administrative expenses	in € million	44	39
Balance of other income/expenses	in € million	—	—
Pre-tax profit	in € million	130	112
Key indicators		30.6.2007	31.12.2006
Risk assets compliant with BIS rules	in € billion	27.1	26.6
Volume of real estate financing	in € billion	31.7	31.3
		1.1.–30.6.2007	1.1.–30.6.2006
Volume of new business[1]	in € billion	7.3	7.1

[1] Real estate financing business excluding off-balance-sheet-business

The Commercial Real Estate Europe platform comprises European real estate financing, which amounted to € 31.7 billion as of 30 June 2007. Six-month pre-tax profit of the platform increased from € 112 million in the first six months of 2006 to € 130 million. The increase of € 24 million in operating revenues to € 205 million is mainly attributable to the € 19 million increase in net interest income to € 170 million. Net interest income has benefited from the constantly high volume of new business, as a result of which the portfolio expanded slightly compared with the end of the previous year and considerably compared with 30 June 2006. Despite the higher credit portfolio, the expected loss was virtually unchanged compared with the previous year level (€ 31 million compared with € 30 million), reflecting the reduced risk profile of new business from 2006. The increase in general administrative expenses is attributable to the higher market penetration.

Commercial Real Estate – America

Key Financials

		1.1.–30.6.2007	1.1.–30.6.2006
Operating performance			
Operating revenues	in € million	76	72
Net interest income	in € million	52	52
Net commission income	in € million	23	20
Net trading income	in € million	—	—
Net income from investments	in € million	—	—
Balance of other operating income/expenses	in € million	1	—
Expected loss	in € million	3	3
General administrative expenses	in € million	21	18
Balance of other income/expenses	in € million	—	—
Pre-tax profit	in € million	52	51
Key indicators		30.6.2007	31.12.2006
Risk assets compliant with BIS rules	in € billion	5.1	4.8
Volume of real estate financing	in € billion	5.9	6.2
		1.1.–30.6.2007	1.1.–30.6.2006
Volume of new business[1]	in € billion	2.4	1.0

[1] Real estate financing business excluding off-balance-sheet-business

The Commercial Real Estate America platform comprises the US real estate financing business, which amounted to € 5.9 billion as of 30 June 2007. Pre-tax profit of the platform generated by this portfolio was virtually constant, namely € 52 million compared with € 51 million for H1 2006. This constant development is also reflected in the individual items. Operating revenues increased by € 4 million to € 76 million as of 30 June 2007 (H1 2006: € 72 million). Net interest income was unchanged at € 52 million compared with H1 2006, whereas net commission income increased by € 3 million to € 23 million. The constant low expected loss of € 3 million demonstrates the high portfolio quality. The platform is benefiting from the fact that it correctly anticipated the economic slowdown on the US market for domestic buildings. The volume of new business amounted to € 2.4 billion in the first six months of 2007, which was higher than the figure for the corresponding previous year period (€ 1.0 billion).

Commercial Real Estate – Asia

Key Financials

		1.1.–30.6.2007	1.1.–30.6.2006
Operating performance			
Operating revenues	in € million	17	10
Net interest income	in € million	13	8
Net commission income	in € million	4	2
Net trading income	in € million	—	—
Net income from investments	in € million	—	—
Balance of other operating income/expenses	in € million	—	—
Expected loss	in € million	2	2
General administrative expenses	in € million	6	5
Balance of other income/expenses	in € million	—	—
Pre-tax profit	in € million	9	3
Key indicators		30.6.2007	31.12.2006
Risk assets compliant with BIS rules	in € billion	2.2	1.4
Volume of real estate financing	in € billion	2.2	1.5
		1.1.–30.6.2007	1.1.–30.6.2006
Volume of new business[1]	in € billion	1.3	0.4

[1] Real estate financing business excluding off-balance-sheet-business

The Commercial Real Estate Asia platform comprises the Asian real estate financing business of € 2.2 billion as of 30 June 2007. With this platform, the Hypo Real Estate Group has continued its policy of expansion, and is investing in booming markets of the future; this is also reflected in the opening of the subsidiaries in India and Singapore during 2006. Pre-tax profit for the platform amounted to € 9 million for H1 2007, and was considerably higher than the corresponding previous year figure (H1 2006: € 3 million). The growth in operating revenues is reflected in the € 5 million increase in net interest income to € 13 million, and the twofold increase in net commission income to € 4 million. Net interest income has benefited from portfolio growth, and net commission income has benefited from the higher new business. The expected loss of € 2 million is unchanged compared with the previous year, and general administrative expenses of € 6 million are virtually unchanged (H1 2006: € 5 million).

Business segment Asset Finance & Asset Management

Development in earnings

Asset-based finance activities outside real estate financing, capital markets activities including securitisations and asset management are combined in the Asset Finance & Asset Management segment (formerly: Hypo Public Finance Bank). For this segment, the Group has set itself a target of between € 90 million and € 110 million for pre-tax profit for the current financial year. Return on equity after taxes is expected to be between 14.0 % and 15.0 %. The volume of new business for infrastructure and asset-based financing is expected to be more than € 3.0 billion.

In the first half, Asset Finance & Asset Management generated pre-tax profit of € 60 million, and thus considerably outperformed the pro-rata target of € 45 million to € 55 million for 2007. Compared with the previous year period (H1 2006: € 24 million), pre-tax profit more than doubled. After taxes of € 13 million, net income for the segment is reported as € 47 million (H1 2006: € 18 million). This has resulted in a further improved yield of 16.2 % after taxes (2006: 9.7 %). The volume of new business for infrastructure and asset-based financing amounted to € 0.9 billion, and is thus lower than the pro-rata target.

Pre-tax profit


in € million
Half year figures
Budget
60
45
30
15
0
60
45–55
24
5
1.1.–30.6.2005
1.1.–30.6.2006
1.1.–30.6.2007

Compared with the previous year, operating revenues doubled to € 94 million (H1 2006: € 47 million), and thus continued the successful development of recent quarters. This increase is attributable to growth in all major types of operating revenues. For instance, net interest income tripled from € 14 million in H1 2006 to € 43 million. The increased net interest income is attributable to the growth in the portfolio volume, which also includes infrastructure and asset-based financing (which are becoming more and more important). In addition, the expansion of securitisation business also had

Budget

		1.1.–30.6.2007	Planwerte 1/2 von 2007	Planwerte 2007
Operating performance				
Pre-tax profit	in € million	60	45 to 55	90 to 110
Key ratio				
Return on equity after taxes	in %	16.2	–	14.0 to 15.0
Portfolio figure				
Volume of new business[1]	in € billion	0.9	> 1.5	> 3.0

[1] Infrastructure/asset-based finance

Key Financials

		1.1.–30.6.2007	1.1.–30.6.2006
Operating performance			
Operating revenues	in € million	94	47
Net interest income	in € million	43	14
Net commission income	in € million	12	10
Net trading income	in € million	33	17
Net income from investments	in € million	5	5
Balance of other operating income/expenses	in € million	1	1
Provisions for losses on loans and advances	in € million	2	1
General administrative expenses	in € million	32	22
Balance of other income/expenses	in € million	—	—
Pre-tax profit	in € million	60	24
Net income/loss	in € million	47	18
Key ratios		1.1.–30.6.2007	1.1.–31.12.2006
Return on equity after taxes	in %	16.2	9.7
Cost-income ratio (based on operating revenues)	in %	34.0	47.9
Key indicators		30.6.2007	31.12.2006
Total volume of lending	in € billion	4.9	5.2
Risk assets compliant with BIS rules	in € billion	6.1	4.3
Employees		193	167
		1.1.–30.6.2007	1.1.–30.6.2006
Volume of new business[1]	in € billion	0.9	0.4

[1] Infrastructure/asset-based finance

a positive impact. Net commission income of € 12 million in the first half was higher than the corresponding previous year figure (€ 10 million).

This was attributable mainly to the strong increase in asset management business. Net trading income amounted to € 33 million in the first six months of the current year, and almost doubled compared with the corresponding previous year figure (H1 2006: € 17 million). The increase was attributable mainly to the expansion in the volume of trading in securities and credit derivatives and also the positive development of the markets. The segment benefited from increasing demand for structured and customised derivatives and financial products which customers use for managing interest, currency and credit risks.

The additions of € 2 million to provisions for losses on loans and advances for the period under review only comprised allocations to portfolio-based allowances, and resulted from the portfolio growth in previous periods.

General administrative expenses amounted to € 32 million in the first half of 2007, and were thus higher than the corresponding previous year figure as a result of the expanded activities (H1 2006: € 22 million). As a result of the considerably stronger increase in operating revenues, the cost-income ratio improved to 34.0 % (2006: 46.9 %), reflecting the much stronger efficiency.

Development in assets

Assets in the Asset Finance & Asset Management segment increased by € 6.3 billion compared with the previous year period, to € 34.7 billion (31 December 2006: € 28.4 billion) and thus reflects the dynamic performance. As a result of overall business, assets consist to a large extent of trading assets. In 2006, trading activities expanded further, resulting in assets held for trading purposes increasing to € 16.9 billion (+ € 5.2 billion).

Loan portfolio development The loan portfolio, which compared with the documentary total volume of lending also contains commitments and securities in the following details, and which is also the basis for Group steering, amounted to € 15.9 billion as of 30 June 2007 (31 December 2006: € 13.9 billion). Of this figure, € 15.7 billion has already been paid out. The portfolio comprises infrastructure and asset-based financing of € 2.2 billion (31 December 2006: € 1.9 billion), public finance including bonds and debt instruments of the subsidiaries Hypo Public Finance Bank, Dublin, and Hypo Pfandbrief Bank International (HPBI) of € 10.2 billion (31 December 2006: € 8.8 billion) as well as other securities and receivables of the bank book in the amount of € 3.5 billion (31 December 2006: € 3.2 billion).

Loan portfolio

as of 30.6.2007


Infrastructure/ asset-based financing 14 %
Public sector financing 64 %
Other securities and receivables in the bank book 22 %

Broken down by regions, the loan portfolio comprises Europe (71 %), and consists mainly of Germany, Spain, Austria and Great Britain, as well as North America (26 %) and Asia (3 %). In the portfolio breakdown by customers and counterparties, public institutes and financial institutes are predominant (with 55 % and 20 % respectively).

Real estate financing portfolio by region

as of 30.6.2007


Asia 3 %
North America 26 %
Europe 71 %

Loan portfolio by customers and counterparties

as of 30.6.2007


Structured finance 9 %
Public institutes 55 %
Corporates 16 %
Financial institutes 20 %

In the first half of 2007, the originated new business volume for infrastructure and asset-based financing amounted to € 0.9 billion.

Development in the financial position

The total liabilities of the segment Asset Finance & Asset Management increased to € 34.0 million as of 30 June 2007 (31 December 2006: € 27.8 million). The focus on capital market business is also shown in liabilities held for trading purposes (+ € 1.6 billion). In addition, the rapidly expanding business has also resulted in a higher refinancing requirement. This is the main reason why promissory notes and other liabilities evidenced by securities have increased considerably compared with 31 December 2006.

Asset Finance & Asset Management – Capital Markets

Key Financials

		1.1.–30.6.2007	1.1.–30.6.2006
Operating performance			
Operating revenues	in € million	39	12
Net interest income	in € million	16	3
Net commission income	in € million	–1	1
Net trading income	in € million	21	8
Net income from investments	in € million	3	–
Balance of other operating income/expenses	in € million	–	–
Provisions for losses on loans and advances	in € million	–	–
General administrative expenses	in € million	10	6
Balance of other income/expenses	in € million	–	–
Pre-tax profit	in € million	29	6
Key indicator		30.6.2007	31.12.2006
Risk assets compliant with BIS rules	in € billion	1.5	0.9

The Capital Markets platform combines the activities of structuring and securitisation, financial services as well as trading and investment. Pre-tax profit in the platform increased appreciably from € 6 million in the first half of 2006 to € 29 million in the first six months of the current financial year. This positive development is attributable to an increase in operating revenues in conjunction with only moderately higher expenses. The € 27 million increase in operating revenues to € 39 million is mainly due to the increase in net interest income to € 16 million (H1 2006: € 3 million) and the increase in net trading income to € 21 million (H1 2006: € 8 million). Net interest income benefited from the establishment of securitisation business. The increased volume of trading and the positive market development had a positive impact on net trading income. In the first half of 2007, general administrative expenses amounted to € 10 million, and were thus higher than the figure for the corresponding previous year period as a result of the expansion in activities (H1 2006: € 6 million).

Asset Finance & Asset Management – Asset Management

Key Financials

		1.1.–30.6.2007	1.1.–30.6.2006
Operating performance			
Operating revenues	in € million	24	18
Net interest income	in € million	7	4
Net commission income	in € million	11	9
Net trading income	in € million	6	5
Net income from investments	in € million	—	—
Balance of other operating income/expenses	in € million	—	—
Provisions for losses on loans and advances	in € million	1	1
General administrative expenses	in € million	7	4
Balance of other income/expenses	in € million	—	—
Pre-tax profit	in € million	16	13
Key indicators		30.6.2007	31.12.2006
Risk assets compliant with BIS rules	in € billion	1.3	0.9
Assets under management/administration	in € billion	39.6	31.7

The Asset Management platform combines asset management, Guaranteed Investment Contracts (GICs) as well as consultancy, management and structuring of securitisation instruments. Pre-tax profit increased by € 3 million to € 16 million as of the end of the first half of 2007 (H1 2006: € 13 million). Mainly as a result of the € 3 million increase in net interest income and the € 2 million increase in net commission income, operating revenues improved by € 6 million to € 24 million (H1 2006: € 18 million). Net commission income benefited from the increased volume of assets under management. Net trading income improved slightly from € 5 million in the first six months of 2006 to € 6 million, and resulted from business with Guaranteed Investment Contracts. General administrative expenses increased by € 3 million to € 7 million (H1 2006: € 4 million).

Asset Finance & Asset Management – Asset Finance

Key Financials

		1.1.–30.6.2007	1.1.–30.6.2006
Operating performance			
Operating revenues	in € million	17	—
Net interest income	in € million	14	—
Net commission income	in € million	3	—
Net trading income	in € million	—	—
Net income from investments	in € million	—	—
Balance of other operating income/expenses	in € million	—	—
Provisions for losses on loans and advances	in € million	1	—
General administrative expenses	in € million	3	—
Balance of other income/expenses	in € million	—	—
Pre-tax profit	in € million	13	—
Key indicators		30.6.2007	31.12.2006
Risk assets compliant with BIS rules	in € billion	2.4	1.6
Volume of infrastructure/asset-based finance	in € billion	2.2	1.9
		1.1.–30.6.2007	1.1.–30.6.2006
Volume of new business[1]	in € billion	0.9	0.4

[1] Infrastructure/asset-based finance

The Asset Finance platform combines asset-based finance business and infrastructure financing. These forms of financing have been made available since mid-2006, and amounted to € 2.2 billion as of 30 June 2007. With this portfolio, the platform generated pre-tax profit of € 13 million in H1 2007. Operating revenues are attributable to the growth in volume as well as new business in infrastructure and asset-based financing of € 0.9 billion, and are broken down into net interest income (€ 14 million) and net commission income (€ 3 million). General administrative expenses amounted to € 3 million in H1 2007. As expected, a total of € 1 million was allocated to provisions for losses on loans and advances, which contain portfolio-based allowances due to the expanded portfolio.

Summary

The Hypo Real Estate Group has completed a very successful first half of 2007. The growth seen in previous years has been continued and targets have been met. The positive development in assets, financial position and results of operations was attributable to both segments. A particularly positive performance has been achieved by the Asset Finance & Asset Management segment, which is benefiting from asset management business, new financing forms, off-balance-sheet business and expanded trading activities, and underlines the successful diversification strategy.

Since 15 February 2007, Quadra Realty Trust, Inc., New York, has been listed on the New York stock exchange. The trust is administered by Hypo Real Estate Capital Corporation, the New York subsidiary of Hypo Real Estate Bank International. Within the framework of a sale of receivables, Hypo Real Estate Capital Corporation acquired 8,330,000 shares of the trust. Hypo Real Estate Capital Corporation generated a profit of € 2 million from the perspective of the Group as a result of the sale of the receivables. In addition, Hypo Real Estate Capital Corporation also received 600,000 shares of the trust as a commission payment. Overall, Hypo Real Estate Capital Corporation holds a 34.72 % stake in the trust as of 30 June 2007. These shares are accounted for using the equity method.

With the exception of the transactions detailed above, no major transactions with related parties were carried out in the first half of 2007.

Events after 30 June 2007

No reportable events took place after 30 June 2007.

Risk-Oriented Group Management

Introduction and overview The development of the business focus of the Group into an asset finance house is associated with a change in the risk profile. The central organisation of responsibility of the Group-wide system comprising risk identification, measurement, limitation, controlling and management enables changes to be identified more efficiently and monitored in line with the risk strategy.

The following risk report lists the major changes in the first half of 2007 compared to the risk report for 2006.

Organisation, responsibilities and duties **Organisation** The risk steering system is organised in line with a matrix structure. Group-wide functional responsibility lies with the risk entities in the Holding, to which the supporting local risk entities of the banks report.

Centrally organised committees prepare decisions related to risk strategy for approval by the Holding Management Board and adopt issues relevant for implementation, e.g. limits and methods.

In the Holding all functions which are involved in risk steering, such as Group Risk Control and Group Risk Management Operating Office, report to the CRO. The relevant organisation structure within the banks is analogue.

Responsibilities and duties All committees relevant for uniform and integrated Group-wide risk steering were consolidated as part of the divisional steering concept on Group level at the beginning of the year. The concentrated Group-wide reporting system facilitates the reconciliation between the current risk structure of the portfolio and the adopted risk strategy, and permits any necessary risk steering action to be taken on a timely basis. The Group-wide duties of the committees concentrate on the introduction and monitoring of the uniform methods, principles and policies of the Group as well as preparation of fundamental risk strategy decisions for the Holding Management Board; the specific duties are as follows:

:: Risk Management Committee (RMC):
Monitoring and steering of the risk profile of the Group in line with the risk strategy, headed by the Group Chief Risk Officer (CRO).
:: Group-Asset-Liability-Committee (ALCO):
Optimising Asset/Liability management of the Group; resolutions regarding limit allocation for market and liquidity risks for the Group, headed by the Group Chief Financial Officer (CFO).

Total bank risk and risk bearing capability

The quarterly aggregation of all major risk categories to the Group Risk Position is compared with the available risk cover funds. The result of the ICAAP (Internal Capital Adequacy Assessment Process) are discussed in the Risk Management Committee with regard to the adopted risk strategy, and submitted to the Holding Management Board for decision, including risk management proposals if appropriate. Group Risk Position which – contrary to the presentation of a 99 % confidence level ("going-concern approach") in the risk report for 2006 – is reported for a 99.95 % confidence level in accordance with the current A– rating, increased by € 0.3 million to € 3.0 million as of June 2007 compared with December 2006. The increase is due to higher Market Risk (integration of the credit spread risk) and of a slightly higher Credit Risk (due to increased volumes in the real estate financing business and the asset-based and infrastructure financing business). The results of the ICAAP show a very comfortable risk buffer for the Group, as well as for the assessed stress scenarios.

The following overview shows the risk structure (before portfolio effect) for a 99.95 % confidence level and utilisation of the risk coverage funds (RCF) compared with December 2006:

Risk structure before portfolio effect

in % (99.95 % confidence level)	Market risk	Counterparty risk	Operational risk	Liquidity risk	Other risks	Utilisation RCF
December 2006	11	63	8	3	14	45
June 2007	13	61	8	3	15	48

Risk measurement, control and management of material risk categories in the Hypo Real Estate Group

Credit risk The total of the credit portfolio of the Hypo Real Estate Group as of 30.6.2007 amounting to € 133.5 billion remains unchanged compared with December 2006. The portion of the real estate financing portfolio of € 75.4 billion increased by € 2 billion compared with the end of 2006. The asset-based and infrastructure financing portfolio increased to € 2.2 billion as of June 2007. The distribution based on regional and property-specific considerations is to a large extent unchanged compared to 31.12.2006.

The following table shows the development in real estate loans with an increased level of risk since the beginning of the year – in each case in relation to the entire real estate credit portfolio.

Real estate loans with an increased level of risk

in %	30.06.2007	31.12.2006
Watch list	0.6	0.7
Sub performing	0.7	0.7
Nonperforming	1.3	1.5

At the application of the Hypo Real Estate Group, the German bank regulatory authorities (BaFin) have since March 2007 been assessing the extent to which the internal methods and processes of credit risk management compliant with the so-called Advanced Internal Rating Based Approach (Basel II) can be used for determining regulatory capital as of January 2008. The regulatory audit was to a large extent completed by the end of June for the two German institutes of the HRE Group. In two further audit periods (July/August as well as September/October), the bank regulatory authorities are now also auditing the two international institutes in the Hypo Real Estate Group. The final result of the audit for the Hypo Real Estate Group is expected for the end of 2007.

Market risk and liquidity risk The purpose of the market risk strategy of the Hypo Real Estate Group is to ensure that the market risks associated with refinancing lending activities are managed as efficiently as possible. The main component of market risks in the Group are interest rate risks. For calculation, the lending business, own issues, long-term security investments and securities held for liquidity purposes, derivative transactions and the trading book positions in Dublin as well as the scheduling assumptions for own funds, allowances and exceptional repayments are taken into account. The Group-wide uniform ten-day VaR measured daily for the general interest rate risk is still at the low previous year level, for a confidence level of 99 %, with an average of € 29 million for the first half of 2007 (maximum € 43 million, minimum € 15 million). In the second quarter, daily measurement of the specific interest rate risk (credit spread risk) was additionally implemented in the entire Group. Regular back-testing confirms the statistical assumptions of the risk measuring models. The methodology of monthly stress tests was improved and enhanced in the first half of 2007.

General interest rate risk in H1 2007


in € million
60
40
20
0
January
February
March
April
May
June

In line with the liquidity risk strategy of the Hypo Real Estate Group, the overriding aim of each individual bank in the Hypo Real Estate Group is to ensure unlimited solvency at all times; this is monitored daily by a short-term and medium-term liquidity preview.

Operational Risk The operational risk management system, which the Hypo Real Estate Group has implemented in line with the specifications of sound practices for operational risk management, is used throughout the Group and has been internally audited. This means that all requirements for notifying the use of the standard approach for calculating regulatory capital requirement in accordance with Basel II starting in 2008 are satisfied.

The individual components of the OpRisk management system do not indicate any potentially significant operational risks at present.

Strategic and other risks Diversification of income resulting from the gradual development towards an asset finance house will reduce the dependence on the real estate market and thus the strategic risk. The uniform internal processes and functions based on the divisional structure support this development by means of synergy effects and thus cost efficiency.

The precautions for limiting reputation risks were significantly improved in the first half of 2007 as a result of the revision of the data protection stipulations and the code of conduct applicable throughout the Group and also as a result of the establishment of a separate "Group compliance" department which reports directly to the Management Board.

Summary and outlook

Central responsibility of the entities in the Holding responsible for risk management and steering throughout the entire Hypo Real Estate Group was successfully implemented in the first half of 2007. Consistent methods and clear centralised reporting lines support timely and integrated risk management at the Group level.

Now that the regulatory audit which commenced in March 2007 regarding the approval of the IRBA approach for calculating the regulatory capital requirement for credit risk in accordance with Basel II for the domestic units has to a large extent been completed, the focus in the third quarter will be on the audit of the international units.

Macro-economic conditions

In June, expectations for the German economy deteriorated slightly, although they are still running at a high level. As is also the case for the Euro zone as a whole, growth forecasts for the full year are stable at approx. 2.5 %. It is expected that the ECB will continue to tighten monetary policy – also because of the attempt of the newly elected French President Sarkozy has attempted to question the independence of the ECB. There are risks to the economy in the Euro zone due to a possible continuation of the Euro appreciation against the US Dollar and also as a result of the oil price. Since January, the price of oil has risen by more than US$ 25 per barrel, and is thus at a much higher level than assumed in the forecast scenarios for 2007. In the USA, the leading economic indicators declined. This is also true, albeit at a much higher level, for the economies of Asia, with the exception of China.

Sector-specific conditions

Commercial Real Estate **With tight underwriting standards, balance sheet lenders will ensure that pricing reflects the underlying risk of individual transactions, while CMBS conduits or similar will keep going higher on the risk spectrum. Large portfolio transactions should come on the syndication market, with banks benefiting from reduced Risk Weighted Asset levels and positive skimming effects. The Asian real estate financing market will be driven by the booming markets China and India. Even those promising markets demand a sophisticated risk analysis of each transaction. The downturn of the American housing markets and the subprime mortgage business may tight the underwriting standards in the US real estate financing markets in general. Those banks, who are not involved in that business and who operate with established risk instruments, will continue to find profitable risk opportunities.**

Asset Finance & Asset Management **Asset Finance** Syndicate banks are looking more closely at the growth assumptions underlying this type of transaction and in some instances the mandated lead arrangers have been left with long positions. Given the backlog of deal flow, the third quarter is expected to be more active than is traditionally the case.

While care is required to maintain prudent lending standards in these ebullient markets, we begin to see welcome signs that credit market terms are returning to more careful lending practices.

Asset Management The real estate structured finance markets will likely see a potential for the second half of 2007 for widening of spreads in certain asset and rating classes with potential for volatility. This will be a further opportunity for growth as investors will rely on relative value created by an asset manager in these circumstances.

Company-specific conditions

The forecasts relating to the future development of the Hypo Real Estate Group constitute estimates which have been made on the basis of all information available at present. If the assumptions underlining the forecasts fail to materialise, or if risks (as detailed in the risk report) occur to an extent which is not calculated, the actual results may differ from the results which are currently expected.

The positive development in net income in the first half of the current year has fully confirmed and even exceeded the expectations of the Management Board. In this context, the Management Board has upgraded its forecast for the whole of 2007. Pre-tax profit is now expected to increase to more than € 710 million (the previous forecast was € 680 million). New business will have a positive impact in this respect. With regard to the opportunities and risks, please refer to the descriptions in the forecast report of the annual report for 2006.

The German Bundesrat decided in his sitting at 6 July 2007 about the corporation tax reform 2008. As part of the regulations being effective as of 1 January 2008 the corporation tax rate will be. One of the refinancing measures is a limit with regard to the deductibility of business expenses. These new regulations will have effects at the Group, but are not recognized within this quarterly financial report.

Consolidated Financial Statements

Income Statement for the Period from 1 January to 30 June 2007

Income/expenses

in € million	Notes · Page	1.1.– 30.6.2007	1.1.– 30.6.2006	Change in € million	Change in %
Interest income		3,662	3,431	231	6.7
Interest expenses		3,221	3,036	185	6.1
Net interest income	9 · 47	**441**	**395**	46	11.6
Provisions for losses on loans and advances	10 · 47	64	87	−23	−26.4
Net interest income after provisions for losses on loans and advances		**377**	**308**	69	22.4
Commission income		105	89	16	18.0
Commission expenses		17	20	−3	−15.0
Net commission income	11 · 47	**88**	**69**	19	27.5
Net trading income	12 · 47	43	17	26	>100.0
Net income from investments	13 · 48	29	46	−17	−37.0
General administrative expenses	14 · 48	186	159	27	17.0
Balance of other operating income/expenses	15 · 48	4	3	1	33.3
Operating profit/loss		**355**	**284**	71	25.0
Balance of other income/expenses		–	–	–	–
Pre-tax profit		**355**	**284**	71	25.0
Taxes on income	17 · 48	136	99	37	37.4
thereof: Deferred taxes on capitalised losses carried forward		48	24	24	100.0
Net income/loss		**219**	**185**	34	18.4
attributable to:					
Equity holders (consolidated profit)		219	185	34	18.4
Minority interest		–	–	–	–
		219	**185**	34	18.4

Earnings per share

in €	Notes · Page	1.1.– 30.6.2007	1.1.– 30.6.2006
Earnings per share	18 · 48	1.63	1.38
Earnings per share[1]	18 · 48	1.99	1.56

[1] Excluding the effects from capitalised losses carried forward

Income Statement for the Period from 1 April to 30 June 2007

Income/expenses

in € million	1.4.–30.6.2007	1.4.–30.6.2006	Change in € million	Change in %
Interest income	1,831	1,748	83	4.7
Interest expenses	1,607	1,550	57	3.7
Net interest income	**224**	**198**	26	13.1
Provisions for losses on loans and advances	30	44	−14	−31.8
Net interest income after provisions for losses on loans and advances	**194**	**154**	40	26.0
Commission income	55	44	11	25.0
Commission expenses	9	9	–	–
Net commission income	**46**	**35**	11	31.4
Net trading income	28	6	22	>100.0
Net income from investments	10	26	−16	−61.5
General administrative expenses	97	79	18	22.8
Balance of other operating income/expenses	2	1	1	100.0
Operating profit/loss	**183**	**143**	40	28.0
Balance of other income/expenses	–	–	–	–
Pre-tax profit	**183**	**143**	40	28.0
Taxes on income	71	48	23	47.9
thereof: Deferred taxes on capitalised losses carried forward	25	10	15	>100.0
Net income/loss	**112**	**95**	17	17.9
attributable to:				
Equity holders (consolidated profit)	112	95	17	17.9
Minority interest	–	–	–	–
	112	**95**	17	17.9

Assets

in € million	Notes · Page	30.6.2007	31.12.2006	Change in € million	Change in %
Cash reserve		287	648	−361	−55.7
Assets held for trading purposes	19 · 49	16,864	11,630	5,234	45.0
Placements with, and loans and advances to, other banks	20 · 49	17,361	18,010	−649	−3.6
Loans and advances to customers	21 · 49	80,669	81,602	−933	−1.1
Allowances for losses on loans and advances	23 · 50	−925	−940	15	1.6
Investments	24 · 50	43,249	41,287	1,962	4.8
Intangible assets		68	69	−1	−1.4
Property, plant and equipment		45	46	−1	−2.2
Other assets	25 · 50	6,710	5,682	1,028	18.1
Income tax assets	26 · 50	4,313	3,559	754	21.2
Total assets		**168,641**	**161,593**	7,048	4.4

Equity and liabilities

in € million	Notes · Page	30.6.2007	31.12.2006	Change in € million	Change in %
Deposits from other banks	27 · 51	28,451	24,609	3,842	15.6
Amounts owed to other depositors	28 · 51	13,868	12,225	1,643	13.4
Promissory notes and other liabilities evidenced by securities	29 · 51	101,137	102,511	−1,374	−1.3
Liabilities held for trading purposes	30 · 51	7,316	5,745	1,571	27.3
Provisions	31 · 51	56	55	1	1.8
Other liabilities	32 · 51	9,281	8,551	730	8.5
Income tax liabilities	33 · 51	2,809	2,190	619	28.3
Subordinated capital	34 · 52	2,610	2,262	348	15.4
Liabilities		**165,528**	**158,148**	7,380	4.7
Equity attributable to equity holders		3,113	3,445	−332	−9.6
Subscribed capital		402	402	—	—
Additional paid-in capital		3,319	3,319	—	—
Retained earnings		960	641	319	49.8
Revaluation reserve		−1,788	−1,460	−328	−22.5
AfS reserve		−184	−44	−140	<−100.0
Cash flow hedge reserve		−1,604	−1,416	−188	−13.3
Consolidated profit 2006		—	542	−542	−100.0
Consolidated profit 1.1.–30.6.2007		219	—	219	—
Profit carried forward from prior year		1	1	—	—
Minority interest in equity		—	—	—	—
Equity		3,113	3,445	−332	−9.6
Total equity and liabilities		**168,641**	**161,593**	7,048	4.4

Equity

in € million	2007	2006
Balance at 1.1.	**3,445**	**3,079**
Subscribed capital	–	–
Additional paid-in capital	–	–
Retained earnings	319	244
Revaluation reserve	–328	–58
AfS reserve	–140	–256
Cash flow hedge reserve	–188	198
Consolidated profit from previous year	–542	–380
Consolidated profit 1.1.–30.6.	219	185
Profit carried forward from prior year	–	1
Minority interest	–	11
Balance at 30.6.	**3,113**	**3,082**

The Annual General Meeting of Hypo Real Estate Holding AG approved on 23 May 2007 that, out of the net income of 2006 of Hypo Real Estate Holding AG of € 386 million € 201 million, or € 1.50 per share, will be paid out to the shareholders in the form of a dividend.

Cash Flow Statement

in € million	2007	2006
Cash and cash equivalents at 1.1.	**648**	**182**
Cash flow from operating activities	2,053	1,076
Cash flow from investing activities	–2,620	–1,118
Cash flow from financing activities	150	99
Effects of exchange rate changes and non-cash valuation changes	56	–49
Cash and cash equivalents at 30.6.	**287**	**190**

1 Principles

Hypo Real Estate Holding AG has prepared its interim financial statements for the period ended 30 June 2007 in accordance with the International Financial Reporting Standards (IFRS) and in line with the EC Ordinance No. 1606/2002 of the European Parliament and Council of 19 July 2002. These financial statements are based on the IFRS rules which were translated into European law by the EU commission as part of the endorsement process, and are additionally based on the regulations of commercial law applicable in accordance with section 315a (1) HGB. With the exception of IAS 39, all mandatory IFRS regulations have been completely recognised by the EU. Certain regulations of IAS 39 regarding fair value hedge accounting for a portfolio hedge of interest risks have not been recognised. The Hypo Real Estate Group does not use this type of hedge accounting, so that the financial statements are consistent with the entire IFRS as well as the IFRS as applicable in the EU.

The IFRS are standards and interpretations adopted by the International Accounting Standards Board (IASB). They consist of the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS) and the interpretations of the International Financial Reporting Interpretations Committee (IFRIC) or the former Standing Interpretations Committee (SIC).

These financial statements have also taken account of the German Accounting Standards (DRS), published by the Deutschen Rechnungslegungs Standards Committee (DRSC), if this does not contradict the IFRS.

Applied IFRS The Hypo Real Estate Group applies all mandatory standards. In addition, these consolidated financial statements follow the mandatory regulations of the Accounting Law Reform Act.

The accounting and valuation methods applied as of 30 June 2007 are the same as those applied in the consolidated financial statements for 2006. IFRS 7 (Financial Instruments: Disclosures) is mandatory for those financial years which commence on or after 1 January 2007. IFRS 7 governs the disclosure of financial instruments, and replaces IAS 30 fully and IAS 32 partially. The initial application has resulted in an extension to the disclosures in the notes.

2 Consolidation

Hypo Real Estate International LLC I, Wilmington, and Hypo Real Estate International Trust I, Wilmington, were fully consolidated for the first time in June 2007. The business purpose of these two special-purpose vehicles is the issuance of hybrid capital instruments, namely securities which are recognised in the Group as core capital for regulatory purposes. As a result of the full consolidation under commercial law, subordinate capital in the balance sheet has increased by € 350 million. In accordance with IAS 32, subordinate capital is not shown as shareholders' equity, and instead is shown under liabilities. In the income statement, the coupon of the papers, which is fixed at 5.864 % per annum for the first ten years and is then subsequently variable, is shown under interest expense.

IMMO Immobilien Management GmbH & Co. KG, Munich, and Ragnarök Vermögensverwaltung AG & Co. KG, Munich, both companies are subsidiaries of Hypo Real Estate Bank AG, Munich, were fully consolidated for the first time in Q1 2007. The business of both companies focus on ensuring that their real estate holdings are managed in an optimum manner. As a result of the initial consolidation, total assets have increased by € 123 million, and no goodwill has resulted.

Quadra Realty Trust, Inc., New York, was accounted for using the equity method starting 15 February 2007. Quadra Realty Trust, Inc. is a commercial real estate financing company which is qualified as a real estate investment trust (REIT) in accordance with US Income tax law, and is listed on the New York Stock Exchange. Hypo Real Estate Capital Corporation, New York, held a stake totalling 34.72 % in Quadra Realty Trust, Inc. on 30 June 2007. Of this figure, 33.33 % resulted from the sale of receivables to Quadra Realty Trust, Inc., and the remaining shares resulted from the payment of a commission. Low goodwill resulted from the fact that the company was accounted for using the equity method. The carrying amount of the company accounted for using the equity method was € 93 million as of 30 June 2007. The shares of companies accounted for using the equity method is shown in net interest income.

On 3 January 2007, the subsidiary Hypo Real Estate Capital Ltd., London, was renamed Flint Nominees Limited, London.

Segment reporting

3 Notes to segment reporting by business segment (primary segmenting)

As a result of the re-organisation of the Group into the Group structure which has been applicable since the beginning of 2007 and which was described in the annual report for 2006, the Management Board of Hypo Real Estate Holding AG has defined new primary segments for the Group. These segments correspond to the future organisation structure of the Group, under which the Management Board manages the Hypo Real Estate Group (HREG) on the basis of a management information system.

Commercial Real Estate (CRE) This segment combines the International and German Real Estate financing businesses to form a Commercial Real Estate segment. It comprises the two predecessor segments Hypo Real Estate International and Hypo Real Estate Germany. In particular, it comprises the real estate financing business of the German, European, American and Asian units of the Group. The Commercial Real Estate segment comprises the contributions to earnings made by the following fully consolidated companies (excluding special purpose vehicles):

- Flint Nominees Limited, London (sub-group)
  - Hypo Property Investment (1992) Ltd., London
  - Hypo Property Investment Ltd., London
    - The Greater Manchester Property Enterprise Fund Ltd., London
  - Hypo Property Participation Ltd., London
  - Hypo Property Services Ltd., London
  - Hypo Real Estate Investment Banking Ltd., London
  - Zamara Investments Ltd., Gibraltar
- Hypo Real Estate Bank AG, Munich
- Hypo Real Estate Bank International AG, Stuttgart
- Hypo Real Estate Capital Corp., New York (sub-group)
  - Isar East 60th Street LLC, New York
  - Isar Gotham West 38th Street LLC, New York
  - Isar RP Member LLC, New York
  - Isar Two Columbus LLC, New York
  - Liffey 451 LLC, New York
- Hypo Real Estate Capital Hong Kong Corp. Ltd., Hong Kong
- Hypo Real Estate Capital India Corp. Private Ltd., Mumbai
- Hypo Real Estate Capital Japan Corp., Tokyo
- Hypo Real Estate Capital Singapore Corporation Private Ltd., Singapore
- Hypo Real Estate Transactions S.A.S., Paris
- IMMO Immobilien Management GmbH & Co. KG, Munich
- Ragnarök Vermögensverwaltung AG & Co. KG, Munich
- WH-Erste Grundstücks GmbH & Co. KG, Schoenefeld (sub-group)
  - WH-Zweite Grundstücks GmbH & Co. KG, Schoenefeld

The Asset Finance & Asset Management (AF&AM) corresponds to the former segment Hypo Public Finance Bank. This segment comprises capital markets, asset management and infrastructure and asset-based financing. The Asset Finance & Asset Management segment comprises the contributions to earnings made by the following fully consolidated companies (excluding special purpose vehicles):

- Collineo Asset Management GmbH, Dortmund
- Hypo Public Finance Bank, Dublin
- Hypo Public Finance USA Inc., New York (sub-group)
  - Collineo Asset Management USA Inc., New York
  - Hypo Capital Markets Inc., New York
- Hypo Pfandbrief Bank International S.A., Luxembourg

Transactions between segments are carried out on an arm's length basis. The "Other/consolidation" segment includes consolidation transactions as well as the contributions to earnings made by Hypo Real Estate Holding AG, Munich.

4 Income statement, broken down by business segment

Income/expenses

in € million		CRE	AF&AM	Other/ consolidation	HREG
Net interest income	1.1.–30.6.2007	405	43	–7	441
	1.1.–30.6.2006	389	14	–8	395
Provisions for losses on loans and advances	1.1.–30.6.2007	62	2	–	64
	1.1.–30.6.2006	86	1	–	87
Net interest income after provisions for losses on loans and advances	1.1.–30.6.2007	**343**	**41**	**–7**	**377**
	1.1.–30.6.2006	**303**	**13**	**–8**	**308**
Net commission income	1.1.–30.6.2007	76	12	–	88
	1.1.–30.6.2006	59	10	–	69
Net trading income	1.1.–30.6.2007	10	33	–	43
	1.1.–30.6.2006	–	17	–	17
Net income from investments	1.1.–30.6.2007	24	5	–	29
	1.1.–30.6.2006	41	5	–	46
General administrative expenses	1.1.–30.6.2007	132	32	22	186
	1.1.–30.6.2006	122	22	15	159
Balance of other operating income/expenses	1.1.–30.6.2007	3	1	–	4
	1.1.–30.6.2006	–	1	2	3
Operating profit/loss	1.1.–30.6.2007	**324**	**60**	**–29**	**355**
	1.1.–30.6.2006	**281**	**24**	**–21**	**284**
Balance of other income/expenses	1.1.–30.6.2007	–	–	–	–
	1.1.–30.6.2006	–	–	–	–
Pre-tax profit	1.1.–30.6.2007	**324**	**60**	**–29**	**355**
	1.1.–30.6.2006	**281**	**24**	**–21**	**284**
Taxes on income[1]	1.1.–30.6.2007	75	13	–	88
	1.1.–30.6.2006	69	6	–	75
Net income/loss[1]	1.1.–30.6.2007	**249**	**47**	**–29**	**267**
	1.1.–30.6.2006	**212**	**18**	**–21**	**209**

[1] Excluding the effects from capitalised losses carried forward totalling € 48 million in HREG in first half year 2007 (first half year 2006: € 24 million)

Commercial Real Estate
Income/expenses

in € million		CRE Germany	CRE Europe	CRE America	CRE Asia	Other/ consolidation	CRE
Net interest income	1.1.–30.6.2007	104	170	52	13	66	405
	1.1.–30.6.2006	84	151	52	8	94	389
Provisions for losses on loans and advances[1]	1.1.–30.6.2007	34	31	3	2	–8	62
	1.1.–30.6.2006	27	30	3	2	24	86
Net interest income after provisions for losses on loans and advances	1.1.–30.6.2007	**70**	**139**	**49**	**11**	**74**	**343**
	1.1.–30.6.2006	**57**	**121**	**49**	**6**	**70**	**303**
Net commission income	1.1.–30.6.2007	12	32	23	4	5	76
	1.1.–30.6.2006	4	29	20	2	4	59
Net trading income	1.1.–30.6.2007	–	–	–	–	10	10
	1.1.–30.6.2006	–	–	–	–	–	–
Net income from investments	1.1.–30.6.2007	–	–	–	–	24	24
	1.1.–30.6.2006	–	–	–	–	41	41
General administrative expenses	1.1.–30.6.2007	26	44	21	6	35	132
	1.1.–30.6.2006	23	39	18	5	37	122
Balance of other operating income/expenses	1.1.–30.6.2007	–1	3	1	–	–	3
	1.1.–30.6.2006	–	1	–	–	–1	–
Operating profit/loss	1.1.–30.6.2007	**55**	**130**	**52**	**9**	**78**	**324**
	1.1.–30.6.2006	**38**	**112**	**51**	**3**	**77**	**281**
Balance of other income/expenses	1.1.–30.6.2007	–	–	–	–	–	–
	1.1.–30.6.2006	–	–	–	–	–	–
Pre-tax profit	1.1.–30.6.2007	**55**	**130**	**52**	**9**	**78**	**324**
	1.1.–30.6.2006	**38**	**112**	**51**	**3**	**77**	**281**

[1] Platform: Expected loss

Asset Finance & Asset Management
Income/expenses
in € million

		Capital Markets	Asset Management	Asset Finance	Other/ consolidation	AF&AM
Net interest income	1.1.–30.6.2007	16	7	14	6	43
	1.1.–30.6.2006	3	4	—	7	14
Provisions for losses on loans and advances	1.1.–30.6.2007	—	1	1	—	2
	1.1.–30.6.2006	—	1	—	—	1
Net interest income after provisions for losses on loans and advances	1.1.–30.6.2007	**13**	**6**	**13**	**6**	**41**
	1.1.–30.6.2006	**3**	**3**	**—**	**7**	**13**
Net commission income	1.1.–30.6.2007	–1	11	3	–1	12
	1.1.–30.6.2006	1	9	—	—	10
Net trading income	1.1.–30.6.2007	21	6	—	6	33
	1.1.–30.6.2006	8	5	—	4	17
Net income from investments	1.1.–30.6.2007	3	—	—	2	5
	1.1.–30.6.2006	—	—	—	5	5
General administrative expenses	1.1.–30.6.2007	10	7	3	12	32
	1.1.–30.6.2006	6	4	—	12	22
Balance of other operating income/expenses	1.1.–30.6.2007	—	—	—	1	1
	1.1.–30.6.2006	—	—	—	1	1
Operating profit/loss	1.1.–30.6.2007	**29**	**16**	**13**	**2**	**60**
	1.1.–30.6.2006	**6**	**13**	**—**	**5**	**24**
Balance of other income/expenses	1.1.–30.6.2007	—	—	—	—	—
	1.1.–30.6.2006	—	—	—	—	—
Pre-tax profit	1.1.–30.6.2007	**29**	**16**	**13**	**2**	**60**
	1.1.–30.6.2006	**6**	**13**	**—**	**5**	**24**

5 Key ratios, broken down by business segment

Key ratios

in %		CRE	AF&AM	HREG
Cost-income ratio (based on operating revenues)	1.1.–30.6.2007	25.5	34.0	30.7
	1.1.–31.12.2006	25.6	47.9	31.0
Return on equity after taxes[1]	1.1.–30.6.2007	11.8	16.2	11.7
	1.1.–31.12.2006	10.8	9.7	9.9

[1] Excluding the effects from capitalised losses carried forward and income of capitalised corporate income tax claims

6 Balance sheet figures, broken down by business segment

Assets und liabilities

in € million		CRE	AF&AM	Other/ consolidation	HREG
Total assets	30.6.2007	138,308	34,709	–4,376	168,641
	31.12.2006	135,204	28,404	–2,015	161,593
Total liabilities	30.6.2007	135,522	34,038	–4,032	165,528
	31.12.2006	132,060	27,824	–1,736	158,148

Volume of lending

in € million		CRE	AF&AM	Other/ consolidation	HREG
Loans and advances to other banks	30.6.2007	10,403	1,094	–510	10,987
	31.12.2006	11,063	892	–460	11,495
Loans and advances to customers	30.6.2007	76,923	3,746	—	80,669
	31.12.2006	77,385	4,236	–19	81,602
Contingent liabilities	30.6.2007	1,725	62	—	1,787
	31.12.2006	1,658	73	—	1,731
Total	30.6.2007	**89,051**	**4,902**	**–510**	**93,443**
	31.12.2006	**90,106**	**5,201**	**–479**	**94,828**

7 Total allowances for losses on loans and advances, broken down by business segment

Total allowances for losses on loans and advances

in € million		CRE	AF&AM	HREG
Total allowances for losses on loans and advances	30.6.2007	931	5	936
	31.12.2006	950	3	953

8 Key capital ratios (based on German Commercial Code [HGB]), broken down by business segment

The risk-weighted assets and the market risk positions as of 30 June 2007 were as follows:

Risk-weighted assets

in € billion		CRE	AF&AM	HREG
On-balance-sheet assets	30.6.2007	61.1	5.5	66.1
	31.12.2006	57.5	3.7	61.1
Off-balance-sheet assets	30.6.2007	6.3	0.3	6.6
	31.12.2006	4.6	0.4	5.1
Counterparty risks in the trading book	30.6.2007	—	0.3	0.3
	31.12.2006	—	0.2	0.2
Total	30.6.2007	**67.4**	**6.1**	**73.0**
	31.12.2006	**62.1**	**4.3**	**66.4**

Commercial Real Estate
Risk-weighted assets

in € billion		CRE Germany	CRE Europe	CRE America	CRE Asia	CRE
Risk-weighted assets	30.6.2007	18.8	27.1	5.1	2.2	67.4
	31.12.2006	15.7	26.6	4.8	1.4	62.1

Asset Finance & Asset Management
Risk-weighted assets

in € billion		Capital Markets	Asset Management	Asset Finance	AF&AM
Risk-weighted assets	30.6.2007	1.5	1.3	2.4	6.1
	31.12.2006	0.9	0.9	1.6	4.3

Market risk positions

in € million		CRE	AF&AM	HREG
Currency risks	30.6.2007	78	1	79
	31.12.2006	47	1	48
Interest rate risks	30.6.2007	—	351	351
	31.12.2006	—	330	330
Risks from equity securities	30.6.2007	—	15	15
	31.12.2006	—	8	8
Total	30.6.2007	**78**	**367**	**445**
	31.12.2006	**47**	**339**	**386**

Notes to the income statement

9 Net interest income

Net interest income, broken down by categories of income/expenses in € million	1.1.–30.6.2007	1.1.–30.6.2006
Interest income	**3,662**	**3,431**
Lending and money-market business	2,770	2,740
Fixed-income securities and government-inscribed debt	885	688
Equity securities and other variable-yield securities	1	–
Participating interests	–	2
Companies valued at equity	2	–
Result from hedge accounting (dFVTPL financial instruments)	4	–
Other	–	1
Interest expenses	**3,221**	**3,036**
Deposits	742	873
Promissory notes and other liablities evidenced by securities	2,087	1,712
Subordinated capital	66	62
Current result from swap transactions (balance of interest income and interest expenses)	323	389
Result from hedge accounting	3	–
Result from hedging instruments	148	84
Result from hedged items	–145	–84
Total	**441**	**395**

Interest margins in € million	30.6.2007	30.6.2006
Average risk assets according to BIS	68,828	57,795
based on average risk assets according to BIS[1] (in %)	**1.28**	**1.37**
Average volume of business	164,391	151,981
based on average volume of business[2] (in %)	**0.54**	**0.52**

[1] Net interest income/average risk assets according to BIS
[2] Net interest income/average volume of business

Interest income attributable to dFVTPL financial assets amounted to € 74 million (H1 2006: € 54 million). Interest income of € 3,588 million (H1 2006: € 3,377 million) was generated with the other assets. Because liabilities were not designated in the category dFVTPL, the entire interest expense was attributable to financial liabilities which were shown at amortised cost of purchase.

Net interest includes income of € 11 million (H1 2006: € 14 million) attributable to the time-related increase in the present value of impaired receivables.

10 Provisions for losses on loans and advances

Provisions for losses on loans and advances in € million	1.1.–30.6.2007	1.1.–30.6.2006
Additions	103	95
Allowances for losses on loans and advances	103	95
Loan-loss provisions	–	–
Releases	–38	–8
Allowances for losses on loans and advances	–38	–8
Loan-loss provisions	–	–
Recoveries from write-offs of loans and advances	–1	–
Total	**64**	**87**

11 Net commssion income

Net commission income in € million	1.1.–30.6.2007	1.1.–30.6.2006
Securities and custodial services	–5	–1
Lending operations and other service operations	93	70
Total	**88**	**69**

Net commission income is attributable exclusively to financial assets and financial liabilities which are not designated at fair value through profit and loss. Asset management accounted for commission income of € 11 million (H1 2006: € 9 million) and did not account for any commission expenses in the current year nor in the equivalent previous year period.

12 Net trading income

Net trading income in € million	1.1.–30.6.2007	1.1.–30.6.2006
from other equity instruments and related derivatives	6	4
from interest rate instruments and related derivatives	18	7
from credit risk instruments and related derivatives	19	6
Total	**43**	**17**

13 Net income from investments

Net income from investments

in € million	1.1.– 30.6.2007	1.1.– 30.6.2006
Income from investments	40	60
Expenses from investments	11	14
Total	**29**	**46**

Broken down according to valuation categories, net income from investments is as follows:

Net income from investments by IAS 39 categories

in € million	1.1.– 30.6.2007	1.1.– 30.6.2006
Held-to-maturity investments	17	1
Available-for-sale investments	2	35
dFVTPL investments	−102	−47
Derivatives related to dFVTPL investments	109	54
Result from hedge accounting	3	1
Result from hedging instruments	212	233
Result from hedged items	−209	−232
Result from investment properties	—	2
Total	**29**	**46**

14 General administrative expenses

General administrative expenses

in € million	1.1.– 30.6.2007	1.1.– 30.6.2006
Personnel expenses	118	93
Wages and salaries	102	79
Social security costs	12	9
Pension expenses and related employee benefit costs	4	5
Other general administrative expenses	60	58
Depreciation/amortisation	8	8
on software and other intangible assets excluding goodwill	5	5
on property, plant and equipment	3	3
Total	**186**	**159**

Cost-income ratio

in %	1.1.– 30.6.2007	1.1.– 31.12.2006
Cost-income ratio (based on operating revenues)	30.7	31.0

15 Balance of other operating income/expenses

Balance of other operating income/expenses

in € million	1.1.– 30.6.2007	1.1.– 30.6.2006
Other operating income	9	10
Other operating expenses	5	7
Balance of other operating income/expenses	**4**	**3**

16 Operating revenues

Operating revenues

in € million	1.1.– 30.6.2007	1.1.– 30.6.2006
Net interest income	441	395
Net commission income	88	69
Net trading income	43	17
Net income from investments	29	46
Balance of other operating income/expenses	4	3
Total	**605**	**530**

17 Taxes on income

Breakdown

in € million	1.1.– 30.6.2007	1.1.– 30.6.2006
Current taxes	74	61
Deferred taxes	62	38
thereof: Deferred taxes on capitalised losses carried forward	48	24
Total	**136**	**99**

18 Earnings per share

Earnings per share

	1.1.– 30.6.2007	1.1.– 30.6.2006
Consolidated profit/loss (in € million)	219	185
Average number of shares	134,072,175	134,072,175
Earnings per share (in €)	**1.63**	**1.38**

Excluding deferred taxes on capitalised losses carried forward, earnings per share are as follows:

Earnings per share

	1.1.– 30.6.2007	1.1.– 30.6.2006
Consolidated profit/loss[1] (in € million)	267	209
Average number of shares	134,072,175	134,072,175
Earnings per share[1] (in €)	**1.99**	**1.56**

[1] Excluding the effects from capitalised losses carried forward

Because no conversion or option rights in respect of conditional capital were outstanding on the reference date for the financial statement, no calculation was made showing diluted earnings per share.

Notes to the balance sheet (Assets)

19 Assets held for trading purposes

Assets held for trading purposes

in € million	30.6.2007	31.12.2006
Debt securities and other fixed-income securities	16,266	11,381
Equity securities and other variable-yield securities	70	66
Positive fair values from derivative financial instruments	528	183
Total	**16,864**	**11,630**

20 Placements with, and loans and advances to, other banks

Placements with, and loans and advances to, other banks, broken down by type of business

in € million	30.6.2007	31.12.2006
Loans and advances	10,987	11,495
Public sector loans	10,061	10,455
Real estate loans	91	187
Other loans and advances	835	853
Investments	6,374	6,515
Total	**17,361**	**18,010**

Placements with, and loans and advances to, other banks, broken down by maturities

in € million	30.6.2007	31.12.2006
Repayable on demand	4,403	2,688
With agreed maturities	12,958	15,322
up to 3 months	2,991	4,967
from 3 months to 1 year	2,961	2,196
from 1 year to 5 years	5,355	6,422
from 5 years and over	1,651	1,737
Total	**17,361**	**18,010**

21 Loans and advances to customers

Loans and advances to customers, broken down by type of business

in € million	30.6.2007	31.12.2006
Loans and advances	80,669	81,602
Public sector loans	13,566	16,470
Real estate loans	64,326	63,793
Other loans and advances	2,777	1,339
Investments	–	–
Total	**80,669**	**81,602**

Loans and advances to customers, broken down by maturities

in € million	30.6.2007	31.12.2006
Unspecified terms	912	714
With agreed maturities	79,757	80,888
up to 3 months	2,758	4,255
from 3 months to 1 year	7,450	7,229
from 1 year to 5 years	28,076	26,970
from 5 years and over	41,473	42,434
Total	**80,669**	**81,602**

Loans and advances to customers include dFVTPL-assets of € 609 million. The maximum credit risk of these receivables is not reduced by credit derivatives or similar instruments. The dFVTPL-receivables were shown for the first time in the first quarter of 2007. There was no significant change in the credit risk of these receivables during this period.

22 Volume of lending

Volume of lending

in € million	30.6.2007	31.12.2006
Loans and advances to other banks	10,987	11,495
Loans and advances to customers	80,669	81,602
Contingent liabilities	1,787	1,731
Total	**93,443**	**94,828**

23 Allowances for losses on loans and advances

Development

in € million	Individual allowances	Portfolio-based allowances	Total
Balance at 1.1.2006	**673**	**216**	**889**
Changes affecting income	81	46	127
Gross additions	184	51	235
Releases	–73	–5	–78
Increase of the present value due to passage of time (unwinding)	–30	–	–30
Changes not affecting income	–26	–50	–76
Use of existing loan-loss allowances	–149	–23	–172
Effects of currency translations and other changes not affecting income	123	–27	96
Balance at 31.12.2006	**728**	**212**	**940**
Balance at 1.1.2007	**728**	**212**	**940**
Changes affecting income	47	7	54
Gross additions	86	17	103
Releases	–28	–10	–38
Increase of the present value due to passage of time (unwinding)	–11	–	–11
Changes not affecting income	–68	–1	–69
Use of existing loan-loss allowances	–80	–1	–81
Effects of currency translations and other changes not affecting income	12	–	12
Balance at 30.6.2007	**707**	**218**	**925**

24 Investments

Breakdown

in € million	30.6.2007	31.12.2006
HtM investments	7,347	7,924
Debt securities and other fixed-income securities	7,347	7,924
AfS investments	31,485	29,581
Shares in non-consolidated subsidiaries	58	60
Participating interests	167	127
Debt securities and other fixed-income securities	31,257	29,388
Equity securities and other variable-yield securities	3	6
dFVTPL investments	4,298	3,782
Debt securities and other fixed-income securities	4,298	3,782
Companies valued at equity	93	–
Investment properties	26	–
Total	**43,249**	**41,287**

25 Other assets

Other assets

in € million	30.6.2007	31.12.2006
Positive fair values from derivative financial instruments	6,209	5,221
Other assets	429	388
Deferred charges and prepaid expenses	15	16
Capitalised excess cover of qualified insurance for pension provisions	57	57
Total	**6,710**	**5,682**

26 Income tax assets

Income tax assets

in € million	30.6.2007	31.12.2006
Current tax assets	114	121
Deferred tax assets	4,199	3,438
Total	**4,313**	**3,559**

Notes to the balance sheet (Equity and liabilities)

27 Deposits from other banks

Deposits from other banks by maturities

in € million	30.6.2007	31.12.2006
Repayable on demand	631	193
With agreed maturities	27,820	24,416
Total	**28,451**	**24,609**

28 Amounts owed to other depositors

Amounts owed to other depositors by maturities

in € million	30.6.2007	31.12.2006
Repayable on demand	630	284
With agreed maturities	13,238	11,941
Total	**13,868**	**12,225**

29 Promissory notes and other liabilities evidenced by securities

Promissory notes and other liabilities evidenced by securities, broken down by maturities

in € million	30.6.2007	31.12.2006
With agreed maturities		
up to 3 months	9,950	12,239
from 3 months to 1 year	20,309	14,740
from 1 year to 5 years	43,340	45,766
from 5 years and over	27,538	29,766
Total	**101,137**	**102,511**

30 Liabilities held from trading purposes

Liabilities held for trading purposes

in € million	30.6.2007	31.12.2006
Negative fair values from derivative financial instruments	422	211
Equity-related transactions	81	58
Interest- and foreign-currency-based transactions	167	106
Credit-related transactions	174	46
Others	—	1
Other trading liabilities	6,894	5,534
Total	**7,316**	**5,745**

31 Provisions

Breakdown

in € million	30.6.2007	31.12.2006
Restructuring provisions	18	20
Loan-loss provisions	11	13
Other provisions	27	22
thereof: Long-term liabilities to employees	7	7
Total	**56**	**55**

With effect from 1 January 2005, the Hypo Real Estate Group protected itself against the main risk arising from the defined benefit pension commitments by taking out a "Qualified Insurance Policy" in accordance with IAS 19. The qualified insurance policy constitutes plan assets in accordance with IAS 19. In accordance with IAS 19.54, the pension provisions have to be reduced by the extent of the plan assets.

32 Other liabilities

Other liabilities

in € million	30.6.2007	31.12.2006
Negative fair values from derivative financial instruments	8,498	7,989
Other liabilities	658	446
Deferred income	125	116
Total	**9,281**	**8,551**

33 Income tax liabilities

Income tax liabilities

in € million	30.6.2007	31.12.2006
Current tax liabilities	119	80
Deferred tax liabilities	2,690	2,110
Total	**2,809**	**2,190**

34 Subordinated capital

Breakdown

in € million	30.6.2007	31.12.2006
Subordinated liabilities	1,701	1,703
Participating certificates outstanding	559	559
Hybrid capital instruments	350	—
Total	**2,610**	**2,262**

35 Treasury stock

Neither Hypo Real Estate Holding AG nor any companies dependent on it or in which it owns a majority stake hold shares (treasury shares) of Hypo Real Estate Holding AG. There was no trading in treasury shares in the first half of 2007.

Other Notes

36 Balance sheet in categories of financial assets and financial liabilities

Assets

in € million	30.6.2007	31.12.2006
Held for trading assets	16,864	11,630
dFVTPL assets	4,418	3,782
HtM assets	7,347	7,924
Loans and receivables	97,105	98,672
AfS assets	31,772	30,229
Hedging derivatives	6,089	5,221
Non financial assets	5,046	4,135
Total assets	**168,641**	**161,593**

Liabilities

in € million	30.6.2007	31.12.2006
Held for trading liabilities	7,316	5,745
dFVTPL liabilities	—	—
Financial liabilities measured at amortised cost	146,610	141,898
Hedging derivatives	8,498	7,989
Non financial liabilities	6,217	5,961
Total liabilities	**168,641**	**161,593**

37 Contingent liabilities and other commitments

Contingent liabilities and other commitments

in € million	30.6.2007	31.12.2006
Contingent liabilities[1]	**1,787**	**1,731**
Guarantees and indemnity agreements	1,787	1,731
Loan guarantees	211	368
Performance guarantees and indemnities	1,524	1,314
Documentary credits	52	49
Other commitments	**13,813**	**11,216**
Irrevocable loan commitments	13,777	11,178
Book credits	1,388	1,054
Guarantees	299	192
Mortgage and public sector loans	12,090	9,932
Other commitments	36	38
Total	**15,600**	**12,947**

[1] In principle, the amount of contingent liabilities equates to the amount of contingent claims

38 Key capital ratios (based on German Commercial Code [HGB])

The capital ratios were calculated in accordance with the guidelines of the Bank for International Settlements (BIS) based in Basel. The BIS ratios have been calculated independently on a voluntary basis.

Equity funds[1]

in € millions	30.6.2007	31.12.2006[2]
Core capital	5,006	4,632
Supplementary capital	1,881	2,017
Equity capital	**6,887**	**6,649**
Tier III capital	—	—
Total	**6,887**	**6,649**

[1] Consolidated according to section 10 a German Banking Act (KWG)
[2] As per approved annual financial statements and after profit distribution

The risk-weighted assets and the market risk positions were as follows:

Risk-weighted assets

in € billion	30.6.2007	31.12.2006
On-balance-sheet assets	66.1	61.1
Off-balance-sheet assets	6.6	5.1
Counterparty risks in the trading book	0.3	0.2
Total	**73.0**	**66.4**

Market risk positions

in Mio. €	30.6.2007	31.12.2006
Currency risks	79	48
Interest rate risks	351	330
Risks from equity securities	15	8
Total	**445**	**386**

The resulting ratios as of 30 June 2007, based on approved financial statements, were thus as follows:

Capital ratios

in %	30.6.2007	31.12.2006[1]
Core capital ratio	6.9	7.0
Equity capital ratio	9.4	10.0
Equity funds ratio (overall indicator)	8.8	9.3

[1] As per approved annual financial statements and after profit distribution

39 Summary of quarterly financial data

Hypo Real Estate Group

		2nd quarter 2006	3rd quarter 2006	4th quarter 2006	1st quarter 2007	2nd quarter 2007
Operating performance						
Operating revenues	in € million	266	270	282	295	310
Net interest income	in € million	198	208	208	217	224
Net commission income	in € million	35	33	43	42	46
Net trading income	in € million	6	14	7	15	28
Net income from investments	in € million	26	14	26	19	10
Balance of other operating income/expenses	in € million	1	1	-2	2	2
Provisions for losses on loans and advances	in € million	44	36	36	34	30
General administrative expenses	in € million	79	86	90	89	97
Balance of other income/expenses (exluding restructuring expenses)	in € million	—	—	—	—	—
Pre-tax profit (excluding restructuring expenses)	in € million	143	148	156	172	183
Restructuring expenses	in € million	—	—	17	—	—
Pre-tax profit	in € million	143	148	139	172	183
Net income/loss[1]	in € million	105	109	111	130	137
Key indicators						
Total volume of lending	in € billion	91.4	93.9	94.8	92.6	93.4
Risk assets compliant with BIS rules	in € billion	59.8	64.8	66.4	69.3	73.0
Core capital ratio compliant with BIS rules	in %	7.4	6.9	7.0[2]	6.7	6.9
Volume of new business[3]	in € billion	6.6	6.5	10.2	6.5	10.0
Employees		1,172	1,206	1,229	1,234	1,237

[1] Excluding the effects from capitalised losses carried forward and income of capitalised corporate income tax claims
[2] As per approved annual financial statements and after profit distribution
[3] Real estate financing business and infrastructure/asset-based finance excluding off-balance-sheet-business

Commercial Real Estate

		2nd quarter 2006	3rd quarter 2006	4th quarter 2006	1st quarter 2007	2nd quarter 2007
Operating performance						
Operating revenues	in € million	242	250	267	254	264
Net interest income	in € million	194	205	201	201	204
Net commission income	in € million	27	29	39	35	41
Net trading income	in € million	—	—	—	—	10
Net income from investments	in € million	22	14	26	16	8
Balance of other operating income/expenses	in € million	-1	2	1	2	1
Provisions for losses on loans and advances	in € million	43	36	34	33	29
General administrative expenses	in € million	60	66	70	65	67
Balance of other income/expenses	in € million	—	—	—	—	—
Pre-tax profit	in € million	139	148	163	156	168
Net income/loss[1]	in € million	105	111	138	120	129
Key indicators						
Total volume of lending	in € billion	89.1	91.4	90.1	88.4	89.1
Risk assets compliant with BIS rules	in € billion	57.4	61.5	62.1	63.7	67.4
Volume of new business[2]	in € billion	6.2	6.1	9.1	6.2	9.4
Employees		941	974	980	966	953

[1] Excluding the effects from capitalised losses carried forward and income of capitalised corporate income tax claims
[2] Real estate financing business excluding off-balance-sheet-business

Asset Finance & Asset Management

		2nd quarter 2006	3rd quarter 2006	4th quarter 2006	1st quarter 2007	2nd quarter 2007
Operating performance						
Operating revenues	in € million	26	25	24	45	49
Net interest income	in € million	7	7	13	20	23
Net commission income	in € million	8	4	4	7	5
Net trading income	in € million	6	14	7	15	18
Net income from investments	in € million	4	–	–	3	2
Balance of other operating income/expenses	in € million	1	–	–	–	1
Provisions for losses on loans and advances	in € million	1	–	2	1	1
General administrative expenses	in € million	11	13	11	16	16
Balance of other income/expenses	in € million	–	–	–	–	–
Pre-tax profit	in € million	14	12	11	28	32
Net income/loss	in € million	10	10	8	22	25
Key indicators						
Total volume of lending	in € billion	2.5	2.8	5.2	4.7	4.9
Risk assets compliant with BIS rules	in € billion	2.4	3.2	4.3	5.9	6.1
Volume of new business[1]	in € billion	0.4	0.4	1.1	0.3	0.6
Employees		161	158	167	180	193

[1] Infrastructure/asset-based finance

Munich, 20 July 2007

Hypo Real Estate Holding Aktiengesellschaft
The Management Board

Georg Funke
(CEO)

Dr. Markus Fell

Thomas Glynn
(Deputy Member)

Dr. Robert Grassinger
(Deputy Member)

Frank Lamby

Bettina von Oesterreich
(Deputy Member)

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the interim management report of the group includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group for the remaining months of the financial year.

Munich, 20 July 2007

Hypo Real Estate Holding Aktiengesellschaft
The Management Board

Georg Funke
(CEO)

Dr. Markus Fell

Thomas Glynn
(Deputy Member)

Dr. Robert Grassinger
(Deputy Member)

Frank Lamby

Bettina von Oesterreich
(Deputy Member)

We have reviewed the condensed interim consolidated financial statements – comprising the condensed balance sheet, condensed income statement, condensed cash flow statement, condensed statement of changes in equity and selected explanatory notes – and the interim group management report of Hypo Real Estate Holding AG, Munich, for the period from January 1 to June 30, 2007 which are part of the half year financial reports according to § 37 w WpHG ["Wertpapierhandelsgesetz": "German Securities Trading Act"]. The preparation of the condensed interim consolidated financial statements in accordance with the IFRS applicable to interim financial reporting as adopted by the EU, and of the interim group management report which has been prepared in accordance with the regulations of the German Securities Trading Act applicable to interim group management reports is the responsibility of the Company's management. Our responsibility is to issue a review report on these condensed interim consolidated financial statements and on the interim group management report based on our review.

We performed our review of the condensed interim consolidated financial statements and the interim group management report in accordance with the German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and conduct the review so that we can preclude through critical evaluation, with a certain level of assurance, that the condensed interim consolidated financial statements have not been prepared, in material aspects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU, and that the interim group management report has not been prepared, in material aspects, in accordance with the regulations of the German Securities Trading Act applicable to interim group management reports. A review is limited primarily to inquiries of company employees and analytical assessments and therefore does not provide the assurance attainable in a financial statement audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot issue an auditor's report.

Based on our review, no matters have come to our attention that cause us to presume that the condensed interim consolidated financial statements have not been prepared, in all material respects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU and that the interim group management report has not been prepared, in all material respects, in accordance with the regulations of the German Securities Trading Act applicable to interim group management reports.

Munich, 20 July 2007

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Techet	Peter
Wirtschaftsprüfer	Wirtschaftsprüfer

The Chairman of the Supervisory Board was notified by the Chairman of the Audit Committee of the Supervisory Board of the results of the committee meeting on 22 July 2007. In this meeting, the interim report for the period ended 30 June 2007 as well as the report of the auditor concerning the audit review were presented and explained by the Management Board. The auditor attended the meeting. The business development, the earnings situation and financial position of the company were discussed. The Audit Committee has approved the interim report. The Chairman of the Supervisory Board informed all members of the Supervisory Board about the results of the meeting.

Munich, 23 July 2007

The Chairman of the Supervisory Board

Kurt F. Viermetz

Service Chapter

Financial Calendar

Financial Calendar 2007

23 July 2007	Publication of the results for the second quarter 2007
7 November 2007	Publication of the results for the third quarter 2007

Addresses

Hypo Real Estate Holding AG

Unsöldstraße 2
80538 Munich
Germany
Telephone +49(0)89 203007-0
Fax +49(0)89 203007-772
info@hyporealestate.com
www.hyporealestate.com

Hypo Public Finance Bank

3 Harbourmaster Place
IFSC Dublin 1
Ireland
Telephone +353 1 6116000
Fax +353 1 6116001
info@hpfb.com
www.hpfb.com

Hypo Real Estate Bank International AG

Büchsenstraße 26
70174 Stuttgart
Germany
Telephone +49(0) 711 2096-0
Fax +49(0) 711 2096-304
info@hypointernational.com
www.hypointernational.com

Hypo Real Estate Bank AG (Germany)

Von-der-Tann-Straße 2
80539 Munich
Germany
Telephone +49(0)89 2880-0
Fax +49(0)89 2880-12100
info@hyporealestate.de
www.hyporealestate.de

Future-oriented Statements

This report contains future-oriented statements in the form of intentions, assumptions, expectations or forecasts. These statements are based on the plans, estimates and predictions currently available to the management of Hypo Real Estate Holding AG. Future-oriented statements therefore only apply on the day on which they are made. We do not undertake any obligation to update such statements in light of new information or future events. By their nature, future-oriented statements contain risks and factors of uncertainty. A number of important factors can contribute to actual results deviating considerably from future-oriented statements. Such factors include the condition of the financial markets in Germany, Europe, Asia and the USA, the possible default of borrowers or counterparties of trading companies, the reliability of our principles, procedures and methods for risk management as well as other risks associated with our business activity.

Hypo Real Estate Holding AG
Unsöldstraße 2
80538 Munich
Germany
Telephone +49(0)89 203007-0
Fax +49(0)89 203007-772
www.hyporealestate.com

END